Creating a

Tier of Our Own


03000253

Tier 1

Tier 1.5

Tier 2

2002 annual report

PLEXUS®

The Product Realization Company

Creating a Tier of Our Own 1.5

The EMS industry is generally broken out into tiers based on revenue numbers.

Tier 1: Large competitors that typically service high-volume, low-mix programs and benefit from a large global footprint in low-cost countries.

Tier 2: Medium-sized competitors that offer better flexibility for mid- to low-volume programs, but generally have limited capabilities with little or no differentiation.

Plexus considers itself Tier 1.5. We don't target the same business as the Tier 1 competitors and our strategy is not based on revenue alone. We offer advanced global capabilities including superior engineering and technology with the added flexibility and service our customers demand. This differentiation puts us in

a Tier of our own...1.5.



Valued Shareholders,

2002 was a difficult year for the global economy, for the electronic manufacturing services (EMS) industry, and for Plexus. In response to deteriorating end-market demand, we consolidated facilities, reduced our workforce and implemented other cost reduction programs, including a temporary salary reduction program that began with executive management and extended throughout the Company.

But it was also a successful year for Plexus. The dedication of our employees remains unparalleled. We expanded our global footprint into China and Malaysia with the acquisition of certain operations of MCMS. We engaged with a number of new customers, won awards for customer service and design excellence and achieved revenues of approximately $900 million.

The entire EMS industry faces a challenging environment. Lower demand for the electronic products that we build, coupled with excess EMS capacity, has led to further industry consolidation and heightened competition. In this environment, our customers continue to demand greater flexibility, shorter lead times, flawless execution, less inventory risk and more value-added services – all at a reduced cost. Plexus' ability to meet or exceed its customers' expectations in this difficult environment plays to the Company's strengths.

As we look to 2003 and beyond, it is very clear that we are more than up to the challenge. Our "Product Realization" business model has been tested and refined. In an industry where market position is typically defined by revenues, we prefer to look at our market position based on our capabilities and opportunities. If we could wrap up our strategy into one thought, it would be that Plexus is a differentiated leader, defining Tier 1.5.

We have a well-developed, diversified and growing base of customers, with a focus on complex, high-reliability products that typically have mid- to low-volume manufacturing requirements. We remain focused on this niche and are continuing to expand across our key industry sectors.

We continue to globally extend our focus factory and customer team concepts, which embrace lean manufacturing and offer the agility, superior execution and customer service needed to provide the lowest total cost solutions required in a demanding business environment. Our manufacturing services are enhanced with higher-level assembly, direct ship, service and repair capabilities.

Building further on our competitive manufacturing advantage, Plexus adds value for our customers with an extensive offering of engineering services. With more than 400 design engineers and technologists, Plexus leads the industry in engineering and new product introduction capabilities. These services are critical to accelerating time to market and ultimately reducing total program cost for our customers. Our capabilities range from original specification and comprehensive product development and test through rapid prototyping.

Our global procurement, manufacturing and fulfillment solutions are the best in the world for servicing customers in our niche. With 10 Technology Forecasters awards in the last 5 years, Plexus is known for its award-winning customer service and superior execution. We are investing heavily in our global IT solutions to drive further improvements in customer supply chain and financial management.

And importantly, with a strong balance sheet we have the resources to support the needs of our customers and to finance new opportunities.

While our industry has changed significantly over the past year, our core focus remains unchanged. We will continue to provide unparalleled service and value to our customers while maintaining a commitment to deliver value to our shareholders.

Thank you for your continued support,



John L. Nussbaum
Chairman of the Board



Dean A. Foate
President and Chief Executive Officer


End-Markets
Networking/ Datacom 36%
Medical 28%
Industrial/ Commercial 20%
Computing 11%
Transportation/ Other 5%


MEDICAL DESIGN EXCELLENCE AWARDS®
2002 WINNER


SERVICE EXCELLENCE AWARDS 2002


PLEXUS

The Product Realization Company

Plexus Corp.
55 Jewelers Park Dr.
Neenah, WI 54957
(920) 722-3451

Notice of Annual Meeting of Stockholders and Proxy Statement

2002 Annual Report and Form 10-K

Your vote is important. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. If you are a beneficial shareholder (own your shares in "street name" through a brokerage account), you may also vote electronically via the Internet at www.proxyvote.com or via the telephone at 1-800-454-8683.


PLEXUS

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
on February 12, 2003

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold the annual meeting of its shareholders in the KC Theater at the Fox Cities Performing Arts Center, located at 400 West College Avenue, Appleton, Wisconsin, on Wednesday, February 12, 2003 at 10:00 a.m., for the following purposes:

(1) To elect seven directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus' shareholders of record on its books at the close of business on December 9, 2002 will be entitled to vote at the meeting or any adjournment of the meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the board of directors

Jos. D. Kaufman

Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 20, 2002

Please indicate your voting directions, sign and date the enclosed proxy and return it promptly in the enclosed envelope. If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

Plexus shareholders who own their shares in "street name" through their brokerage accounts may also communicate their vote to the brokerage firm and its service provider electronically or by telephone. If you wish to do so, you can link to instructions at www.proxyvote.com, or you may also follow any instructions provided by the brokers with their separate voting form.

PROXY STATEMENT

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

* * * * * * *

SOLICITATION AND VOTING

The board of directors of Plexus Corp. is soliciting proxies for the annual meeting of shareholders on Wednesday, February 12, 2003 and is furnishing this proxy statement in connection with that solicitation. Shares which are represented by properly executed proxies received by Plexus will be voted at the meeting and any adjournment thereof in accordance with the terms of such proxies, unless revoked. Proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting.

Shareholders of record at the close of business on December 9, 2002 will be entitled to one vote on each matter presented for each share so held. At that date there were 42,127,947 shares of Plexus common stock outstanding. Any shareholder entitled to vote may vote either in person or by duly authorized proxy. Representation of a majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists at the meeting. Shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting. The voted proxies will be tabulated by the persons appointed as inspectors of election.

Directors are elected by a plurality of the votes cast by the holders of Plexus common stock entitled to vote at the election at a meeting at which a quorum is present. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have *no effect* in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Shareholders who own shares as part of Plexus' 401(k) Savings Plan and/or the Plexus Employee Stock Purchase Plan will receive a separate proxy for the purpose of voting their shares held in each account. Shares held by the Savings Plan for which designations are not received will be voted by the Savings Plan's trustee at its discretion, as provided in the Savings Plan. Shares held in accounts under the Purchase Plan will only be voted if designations are received.

Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by mail. Proxies may also be solicited in person, or by telephone, telegraph or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

This proxy material is being mailed to Plexus shareholders commencing on or about December 27, 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 9, 2002 regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the Summary Compensation Table, all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Stephen P. Cortinovis	0	*
David J. Drury	11,000	*
Dean A. Foate	188,239	*
Harold R. Miller	218,201	*
John L. Nussbaum	356,759	*
Thomas J. Prosser	73,287	*
Charles M. Strother	5,000	*
Jan K. VerHagen	13,000	*
Paul L. Ehlers	90,115	*
J. Robert Kronser	93,757	*
Thomas B. Sabol	100,605	*
Michael T. Verstegen	95,674	*
All executive officers and directors as a group (18 persons)	1,491,426	3.5%
Mellon Financial Corporation (2)	2,188,434	5.2%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. The amounts include shares subject to options granted under Plexus' option plans, which are exercisable within 60 days. The options include those held by Mr. Drury (9,000), Mr. Foate (148,333), Mr. Nussbaum (93,897), Messrs. Miller and Prosser (30,000 each), Mr. VerHagen (6,000), Mr. Ehlers (69,229), Mr. Kronser (91,335), Mr. Sabol (75,000), Mr. Verstegen (92,500), and all officers and directors as a group (829,254).

(2) Mellon Financial Corporation and its subsidiary Mellon Bank N.A. (together, "Mellon") have filed a report on Schedule 13G dated January 17, 2002, reporting that they beneficially owned 2,188,432 shares of common stock at December 31, 2001. The amount includes: sole voting power as to 1,749,394 shares; shared voting power as to 412,310 shares; sole dispositive power as to 1,758,624 shares; and shared dispositive power as to 416,310 shares. Of the shares reported, 2,141,104 are held in Mellon Bank's capacity as trustee of the Plexus Savings Plan; Mellon disclaims beneficial ownership of those shares. Mellon's address is One Mellon Center, Pittsburgh, Pennsylvania 15258.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all Section 16(a) forms they file.

All publicly held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, Plexus believes that, during fiscal 2002, Plexus' insiders have complied with all Section 16(a) filing requirements applicable to them.

ELECTION OF DIRECTORS

In accordance with Plexus' bylaws, the board of directors has determined that there shall be seven directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors and for whom proxies will be voted are named below, unless a shareholder specifies otherwise. If any of the nominees should decline or be unable to act as a director, which eventuality is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to nine directors. The Plexus board may expand the board up to that number and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Harold R. Miller, who has served as a director of Plexus since Plexus' formation, has decided to retire from the board at the coming annual meeting of shareholders. We wish Mr. Miller well and thank him for his more than 20 years of service to Plexus.

Name and Age	Principal Occupation and Business Experience (1)	Director Since
Stephen P. Cortinovis, 52	Partner, Bridley Capital Partners Limited (U.K. private equity group) since 2001; previously President-Europe of Emerson Electric Co. (5)	--
David J. Drury, 54 (2)(3)	President of Poblocki & Sons LLC (exterior and interior sign systems) since 1999; previously, an independent consultant and other executive positions (6)	1998
Dean A. Foate, 44	Chief Executive Officer of Plexus since 2002; previously, Plexus' Chief Operating Officer from 2001 to 2002, and Executive Vice President from 1999 to 2001, and President of Plexus Technology Group, Inc.	2000
John L. Nussbaum, 60 (4)	Chairman of Plexus; previously, Chief Executive Officer of Plexus from 2001 to 2002 and its President and Chief Operating Officer prior thereto	1980
Thomas J. Prosser, 66 (2)(3)(4)	Chairman of the Board of Menasha Corporation (manufacturer of paper and plastic products) since 1998; previously, Senior Vice President-Investment Banking of Robert W. Baird & Co., Incorporated (brokerage and financial services)	1987
Charles M. Strother, MD, 62 (3)(4)	Physician; Professor at Baylor College of Medicine since 2002; previously, Professor of Radiology, Neurology and Neurosurgery, University of Wisconsin-Madison	2002
Jan K. VerHagen, 65 (2)(4)	Retired; previously, Senior Vice President of Corporate Projects of Emerson Electric Co. from 1999 to 2001, and Vice Chairman of United Dominion Industries (diversified manufacturing) prior thereto (7)	1999

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) Member, along with Mr. Miller, of the Audit Committee, which met three times in fiscal 2002. See "Report of the Audit Committee" below. Mr. Drury, the chair of the Audit Committee, is a certified public accountant who practiced with the firm Price Waterhouse for 18 years.

(3) Member, along with Mr. Miller, of the Compensation and Leadership Development Committee which held two meetings during fiscal 2002. The Compensation and Leadership Development Committee considers and makes recommendations to the board of directors with respect to executive officers' salaries and bonuses, reviews, approves and administers compensation plans, and awards stock options. The Committee is also responsible for developing Plexus' leadership structure.

(4) Member (adjunct, non-voting member in the case of Mr. Nussbaum) of the Nominating and Corporate Governance Committee, which met once in fiscal 2002. The Nominating and Corporate Governance Committee considers nominees for director positions and also evaluates and oversees corporate governance and related issues.
(5) Also a director of Insituform Technologies, Inc. (developer of trenchless technology for underground pipes).
(6) Also a director of St. Francis Capital Corp. (savings bank holding company).
(7) Also a director of Wolverine Tube, Inc. (manufacturer of tubing and related products).

The board of directors held six meetings during fiscal 2002. As part of these meetings, non-management directors periodically meet without management present. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

Plexus regularly review and augments its corporate governance practices and procedures. In particular, and as part of its corporate governance practices, Plexus will be responding to and complying with Securities and Exchange Commission and Nasdaq Stock Market proposals as they are finalized and adopted. Plexus expects that as further documentation is finalized, it will be posted on the Plexus website, at www.plexus.com, under the heading "Investors" then "Corporate Governance."

Directors' Compensation

Each Plexus director who is not a Plexus officer or employee received an annual director's fee of $20,000 plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person), and an additional $1,000 for each committee meeting attended in person ($500 if other than in person).

In addition, each director who is not a Plexus officer or employee is entitled in each fiscal year to receive an option for 1,500 shares (determined before Plexus' 1997 and 2000 2-for-1 stock splits) of common stock, at the market value on the date of grant, under Plexus' 1995 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan was approved by Plexus shareholders in 1995. Options are fully vested upon grant, may be exercised after a minimum six month holding period, and must be exercised prior to the earlier of ten years after grant or one year after the person ceases to be a director. Under certain circumstances, options may be transferred to family members. In 2002, the Compensation and Leadership Development Committee took two actions, in accordance with the Directors' Plan, interpreting the Plan or amending it in minor ways. First, as contemplated by the Plan's adjustment provisions, the Committee adjusted future annual awards from 1,500 shares to 3,000 shares, to reflect the August 2000 2-for-1 stock split. The Committee had previously deferred taking this action; however, it has now determined that the adjustment would be helpful to Plexus in attracting new directors and in fairly compensating directors relatively recently elected to the board. (The Committee declined to further adjust the options for the 1997 stock split.) Second, the Committee moved back the grant date for options from December 1 of each fiscal year to the date on which employee annual stock options are to be granted, so as to better coordinate with employee grants.

In accordance with the Directors' Plan, each of the then-serving non-employee directors received a fiscal 2002 option for 1,500 Plexus shares, exercisable at $29.84 per share, on December 3, 2001. The fiscal 2003 options, for 3,000 Plexus shares each, will be granted in early 2003.

See "Executive Compensation – Special Retirement Arrangements" for certain supplemental retirement arrangements for Messrs. Nussbaum and Foate, and for Peter Strandwitz, who retired as a director during fiscal 2002 and as an executive officer in fiscal 2001.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of Plexus' current and retired chief executive officers and its four other highest compensated executive officers, for fiscal 2002 and the preceding two fiscal years.

		Annual Compensation (1)			Awards	
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Compensation ($)(2)	Securities Underlying Options/ SARs #(3)	All Other Compensation ($)(4)
John L. Nussbaum,	2002	$326,497	--	$56,489	100,000	$747,828
Chairman (5)	2001	384,711	--	--	30,000	300,652
	2000	312,887	$270,643	--	40,000	300,710
Dean A. Foate,	2002	$299,955	--	$13,500	100,000	$18,781
President and CEO (6)	2001	246,396	--	13,500	30,000	17,750
	2000	184,088	$131,444	13,500	20,000	17,550
Thomas B. Sabol,	2002	$245,244	--	$13,500	70,000	$17,884
Executive Vice President,	2001	228,850	--	13,500	20,000	17,616
CFO and Chief Operating Officer (7)	2000	188,815	$131,444	13,500	20,000	17,550
J. Robert Kronser,	2002	$212,647	--	$13,500	9,000	$17,810
Executive Vice President	2001	210,977	--	13,500	19,000	17,138
- Sales and Marketing	2000	172,093	$123,713	13,500	18,000	16,599
Paul L. Ehlers,	2002	$203,729	--	$13,500	12,000	$17,575
Vice President	2001	210,977	--	13,500	14,000	17,010
	2000	187,557	$127,518	13,500	18,000	17,750
Michael T. Verstegen,	2002	$181,013	--	$13,500	9,000	$17,725
President, Plexus	2001	181,404	--	13,500	7,500	17,611
Technology Group, Inc. (8)	2000	151,753	$81,186	13,500	15,000	16,751

(1) While the named individuals received perquisites or other personal benefits in the years shown, in accordance with SEC regulations, the value of these benefits are not shown since they did not exceed, in the aggregate, the lesser of $50,000 or 10% of the individual's salary and bonus in any years.

(2) For Mr. Nussbaum, reflects a lump sum payout upon his retirement of accrued pay for unused vacation time. In each other case, represents the total premiums paid or accrued under the split-dollar life insurance payments discussed under "Special Deferred Compensation Arrangements." Under those arrangements, Plexus is entitled to a refund from policy proceeds of the premiums paid upon the employee's death or earlier termination of the insurance policy.

(3) Represents the number of shares for which options were granted under Plexus' 1998 Stock Option Plan (the "Option Plan"). No SARs have been granted. Amounts are adjusted to reflect Plexus' August 2000 2-for-1 stock split.

(4) Includes for fiscal 2002: Plexus' contributions to the accounts of Messrs. Nussbaum, Foate, Sabol, Kronser, Ehlers and Verstegen in the Savings Plan of $4,250, $5,281, $4,384, $4,310, $4,075 and $4,225, respectively; Plexus' contributions of $743,578 to Mr. Nussbaum's account under the supplemental retirement arrangements described below; and Plexus' contributions to accounts of Messrs. Foate, Sabol, Kronser, Ehlers and Verstegen under their Executive Deferred Compensation Plan of $13,500 each.

(5) Mr. Nussbaum remains as Chairman of the Board, but ceased acting as an executive officer in July 2002. The table includes Mr. Nussbaum's 2002 salary compensation and directors' fees after he ceased being an

executive officer. However, payments to Mr. Nussbaum under his supplemental retirement arrangements after that date are discussed below under "Special Deferred Compensation Arrangements."

(6) Mr. Foate became President and CEO in July 2002, upon Mr. Nussbaum's retirement from those positions, after having been promoted to Chief Operating Officer in March 2001.

(7) Mr. Sabol was promoted to Chief Operating Officer in July 2002. His replacement as Chief Financial Officer was named in October 2002.

(8) Mr. Verstegen's position was deemed an executive officer beginning in fiscal 2002. Mr. Verstegen also became a Vice President of Plexus in November 2002.

Stock Options

Option/SAR Grants in Last Fiscal Year

The following table sets forth information with respect to options granted to the six executive officers named in the Summary Compensation table concerning options granted in fiscal 2002.

	Individual Grants(1)				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	Number of Securities Underlying Options/ SARs Granted (1)(#)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	5%	10%
John Nussbaum	100,000	10.9%	$25.285	4/22/12	$1,481,047	$3,753,263
Dean Foate	100,000	10.9%	25.285	4/22/12	1,481,047	3,753,263
Thomas Sabol	70,000	7.6%	25.285	4/22/12	1,036,733	2,627,284
Robert Kronser	9,000	1.0%	25.285	4/22/12	133,294	337,794
Paul Ehlers	12,000	1.3%	25.285	4/22/12	177,726	450,392
Michael Verstegen	9,000	1.0%	25.285	4/22/12	133,294	337,794

(1) No SARs have been granted; all grants reflect stock options under the Option Plan. Options may, under certain circumstances, be transferred to family members or related trusts.

(2) Assumes the stated appreciation from the date of grant.

Aggregated Option/SAR Exercises in
Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information with respect to the six executive officers named in the Summary Compensation Table concerning the exercise of options in fiscal 2002 and the number and value of options outstanding at September 30, 2002.

Name	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/ SARs at FY-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($)(3) Exercisable/Unexercisable
John Nussbaum	---	---	63,896 / 133,334	0 / 0
Dean Foate	---	---	128,333 / 126,667	458,747 / 0
Thomas Sabol	---	---	134,999 / 90,001	327,264 / 0
Robert Kronser	---	---	91,335 / 27,667	178,760 / 0
Paul Ehlers	---	---	69,228 / 27,334	98,447 / 0
Michael Verstegen	5,000	$101,253	92,500 / 19,000	277,107 / 0

(1) Represents the difference between the exercise price and the average of the high and low sales price on the date of exercise.
(2) Represents options granted under the Option Plan. No SARs have been granted.
(3) Represents the difference between the exercise price and the $9.25 closing price of Plexus common stock reported on the Nasdaq Stock Market on September 30, 2002, the last day of the fiscal year.

Change in Control Arrangements

Plexus has entered into Change in Control Agreements with Messrs. Nussbaum, Foate, Sabol, Kronser, Ehlers, Verstegen and other executive officers. Under the terms of these agreements, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authority, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation and benefits may not be reduced, or location of employment changed, as a result of the change in control.

In the event that any covered officer is terminated other than for cause, death or disability, or an executive terminates his employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to approximately three times the executive's base salary plus expected bonus payments, and to continue certain benefits. The agreements further provide for payment of additional amounts which may be necessary to "gross up" the amounts due such employee in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor does it limit the ability of Plexus to terminate these persons for cause.

Special Deferred Compensation Arrangements

In 1996, the Compensation and Leadership Development Committee established special retirement arrangements for Mr. Nussbaum, Peter Strandwitz, who was then CEO and a director, and another executive officer and director who subsequently retired. The Committee believed that those arrangements would both reward past service and maintain an additional incentive for those officers' continued performance for Plexus. As a result, Plexus and those persons have entered into a supplemental retirement agreement designed to provide specified retirement and death benefits additional to those provided under the 401(k) Savings Plan. While the arrangements were designed to provide a 15-year annual payout on retirement at or after age 65 of 60% of final pay, Plexus' commitment under the agreements was to annually contribute a fixed dollar amount (originally $90,921 for Mr. Nussbaum and $193,600 for Mr. Strandwitz) for each year until age 65 if they remained in Plexus' employ. Effective for fiscal 2000, the Compensation Committee agreed to an amendment to Mr. Nussbaum's supplemental retirement agreement. Under the amended arrangement, Plexus' obligation to make contributions for Mr. Nussbaum was increased to $296,420 per year, but only until age 60. However, in fiscal 2002, Plexus contributed $743,578 due to Mr. Nussbaum's retirement. Mr. Nussbaum remains a Plexus employee, although he ceased being considered a Plexus executive officer after his July 2002 retirement as CEO. As a result of that change, Mr. Nussbaum received his first payment, of $60,231 for a partial year, during fiscal 2002. (Full year payments initially will be $240,924, which will be adjusted upward by 4% annually.) That payment was made after Mr. Nussbaum ceased being considered an executive officer, and is therefore not included in the cash compensation table. Mr. Strandwitz received payments of $210,000 in fiscal 2002; he ceased service as a director of, and employment with, Plexus during fiscal year 2002.

The contributions for Messrs. Strandwitz and Nussbaum are invested in a life insurance policy acquired by Plexus on each participant's life. On retirement, the agreement provides for a 15-year annual installment payment stream. (Plexus' contributions were also to continue to be made should their employment terminate after a change in control, attainment of age 55 and completion of 10 years of service or disability, should the participants terminate for "good reason" as defined in the agreement, or should Plexus terminate the executive, but not for "cause" as defined in the agreement. Provided the participants are able to and do perform such duties as may be provided under a separate consulting agreement, the 15-year installment payments were to commence at retirement. Lump sum payments based on policy cash values become due if at any time after a change in control Plexus' consolidated tangible net worth drops below $35 million, or if the ratio of Plexus' consolidated total debt to consolidated tangible net worth becomes greater than 2.5 to 1.) To the extent that any of the payments constitute excess parachute payments subjecting the participant to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to the participant so that after the payment of all taxes imposed on the gross-up payment, the participant retains an amount of the gross-up payment equal to the excise tax imposed. If a participant dies prior to receiving all of the 15-year annual installment payments, certain death benefit payments become due.

During fiscal 2000, the Compensation and Leadership Development Committee also established additional deferred compensation mechanisms for several executive officers and other key employees, including Messrs. Foate, Sabol, Kronser, Ehlers and Verstegen. As part of those arrangements, the Committee established the Plexus Corp. Executive Deferred Compensation Plan. Under this plan, a covered executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus.

Plexus has also entered into split-dollar life insurance agreements with various executive officers and key employees, including Messrs. Foate, Sabol, Kronser, Ehlers and Verstegen. Under these agreements, Plexus has paid a minimum premium of $13,500 per policy, and such additional premiums as it may determine. Upon the death of the covered employee, Plexus has an interest in the proceeds of the policy equal to the premiums paid. The balance, if any, of the policy proceeds are paid to the employee's beneficiary. Plexus' rights are secured by a related assignment of employee's life insurance policy as collateral. Upon an earlier termination of employment, or Plexus' determination to terminate the agreement, the agreement provides that the employee may obtain unencumbered ownership of the policy by paying Plexus the lesser of premiums paid or the cash surrender value, or Plexus can withdraw from the policy an amount equal to the premiums it has paid and then release its interest in the policy permitting unencumbered ownership of the policy by the employee. Plexus is exploring alternatives to these arrangements as a result of changes in law which were effective in July 2002.

Compensation and Leadership Development Committee Report on Executive Compensation

The Compensation and Leadership Development Committee of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes the primary decisions with respect to compensation of the Chairman, the Chief Executive Officer and the Chief Operating Officer of Plexus. Prior to July 2002, the Chairman (Mr. Nussbaum) was the Chief Executive Officer of Plexus; from and after July 2002, the President (Mr. Foate) has served as CEO. Decisions on compensation for other Plexus officers are recommended by the CEO and the COO. Plexus' other compensation programs, such as the Savings Plan and the Option Plans, are either originated or approved by the Committee; the Committee grants stock options under the Option Plans.

Plexus' policy, to which the Committee adheres, is to fairly compensate individuals for their contributions to Plexus, but also to provide value to Plexus' shareholders and to consider the ability of Plexus to fund any compensation decisions, plans or programs. The Committee believes that fair compensation packages are necessary to attract and retain qualified executive officers. To be effective in attracting and retaining competent individuals, compensation packages must balance short-term and long-term considerations, as well as provide incentives to individuals based upon the performance of Plexus. For the past several fiscal years, the Committee has evaluated the compensation of Plexus executive officers in the context of continuing growth and the occasional effect on earnings of that growth. In the most recent determinations, the Committee considered the weaknesses in Plexus' markets and the negative effect on sales and profitability. The Committee has not recently retained outside consultants, or relied in a significant fashion upon outside market surveys specifically commissioned by Plexus. However, the Committee reviews published survey information. In late 2002, the Committee engaged outside consultants to assist it in evaluating executive officer compensation for 2003 salary determinations.

In determining CEO compensation, the Committee reviews numerous factors, although most of these factors are not subject to quantification or specific weight. The primary factors reviewed, in no particular order, are: the importance of the individual's contribution to Plexus' strategic planning and long-term success; special projects and tasks undertaken by the individual during the preceding year; acquisition-related activities and efforts; and performance of Plexus' sales and earnings. In addition, the Committee also reviewed a sampling, which it believed to be representative, of compensation paid by other companies in Plexus' geographic area, comparable companies in the electronics manufacturing services industry and numerous published surveys. This group of companies did not coincide with the more extensive list of companies in the Nasdaq electronics components sector used in the following performance graph. Plexus generally has used a March/April annual review cycle in recent years for its employees, including key executives. New salaries become effective around the time of the review and thus affect two fiscal years. Stock options generally have been awarded shortly after the salary reviews.

During fiscal 2002, two persons served as chief executive officer of Plexus. Mr. Nussbaum, who became Chief Executive Officer in March 2001 upon the retirement of the prior CEO, retired as CEO as of June 30, 2002. The board of directors selected Mr. Foate, who began fiscal 2002 as chief operating officer, as the new chief executive officer effective July 1, 2002.

When the Committee established Mr. Nussbaum's salary in April 2001, Mr. Nussbaum had at that time just assumed the position of chief executive officer. Given his acceptance of these new duties, the Committee wanted to recognize the new position and salary level. In addition, the Committee had available full fiscal 2000 financial information, which indicated increases in sales and net income of 53% and 98%, respectively, in fiscal 1999. During the first quarter of fiscal 2001 (ended December 31, 2000), sales and net income increased 85% and 60%, respectively, over the prior year's quarter. In making determinations as to Mr. Nussbaum, the Committee also considered the payments made on his behalf pursuant to the special retirement benefits discussed above. Based upon both quantitative and non-quantitative factors, the assumption of the new duties, and Mr. Nussbaum's prior performance as chief operating officer, the Committee approved a $425,000 annual salary for Mr. Nussbaum effective May 2001, which represented a 21% salary increase.

As fiscal 2001 progressed, the electronics and telecommunications industries, which Plexus serves, experienced significant economic challenges. Management initiated a number of measures intended to reduce costs and make Plexus competitive in these challenging times. One initiative was a 10% salary decrease for all executive officers. Mr. Nussbaum and the other executive officers accepted this decrease effective October 1, 2001. The 10% salary reduction was eliminated for all executive officers, including the CEO, in December 2002.

When the Committee met in April 2002, it had available full fiscal 2001 results, which indicated increases in sales of 41% but an increase in net income (before restructuring costs and acquisition and merger costs) of 3%. However, for the first quarter of fiscal 2002 (ended December 31, 2001), sales were reduced 26% and Plexus had a net loss before special charges for the quarter. In addition to the statistical information, the Committee considered the increasing challenges being addressed by the CEO, and other members of the management team, due to the difficulties in the industries served by Plexus and the strong efforts which Mr. Nussbaum and other members of the management team were making to address these issues. As a result of both the quantitative and non-quantitative factors, particularly including the need for continued management attention and dedication to meet the challenges, the Committee did not change the chief executive officer's salary in April 2002.

Mr. Nussbaum retired as chief executive officer effective June 30, 2002. At that time, to reflect the reduction in his duties, his salary was decreased to $72,000, which continued to reflect the 10% general reduction.

Compensation determinations for Mr. Foate in both April 2001 and April 2002 were made before his assumption of the chief executive officer position. However, salary determinations in April 2001 were made at the time he assumed the position of chief operating officer. In considering the substantial increase in responsibilities which Mr. Foate was then assuming, and also reviewing the then-available economic information discussed above, the Committee concurred in the recommendation by the then-CEO to increase Mr. Foate's salary by 50%, to $300,000, effective in May 2001.

Mr. Foate subsequently accepted the same 10% salary reduction effective October 1, 2001 as the other executive officers. The April 2002 salary determination was made before Mr. Foate's assumption of CEO duties. The Committee again reviewed the then-available economic information referred to above and considered other non-quantifiable factors as to Mr. Foate's performance. The Committee determined to not change his salary.

In connection with Mr. Foate's assumption of chief executive officer duties and responsibilities effective July 1, 2002, the Committee determined that it would be appropriate to adjust his compensation substantially to reflect those added duties and responsibilities. The Committee therefore increased his base salary by 50% to $405,000, which reflected a continuing 10% reduction from the $450,000 target salary.

The Committee determined it would be in Plexus' best interest to provide its executive officers with a performance-based incentive beyond that contained in the Option Plan. Such a bonus arrangement would further motivate officers to improve performance, and provide specific non-market criteria to evaluate performance. Beginning in fiscal 2000, bonuses were determined by reference to earnings per share, sales growth, and individual performance; the three factors were weighted equally. The possible ranges of bonus, if targets are met, are from 10% to 100% of base salary for executive officers, which amounts are chosen in advance by the Committee and may vary from person to person, and year to year.

For fiscal 2002, for the target bonus to be earned, Plexus was required to achieve pre-bonus, pre-special charges earnings per share of $0.98 per share (approximately an 8% increase over fiscal 2001) and corporate sales growth over fiscal 2001 equal to at least 25%. If these targets were met, Mr. Nussbaum and Mr. Foate would each earn a bonus of 50% of his salary; for results above or below target, the bonus (if any) would vary between 0% and 100%. The Committee believed that both targets were very aggressive. In fiscal 2002, Plexus had pre-bonus fully-diluted earnings per share (before special charges) of $0.10 and a sales decline of approximately 17%. Because the target numerical goals were not met in fiscal 2002, no bonuses were paid.

The Committee believes that the Option Plan provides participants with a long-term incentive to increase the overall value of Plexus by providing them with a stake in the increasing value of its common stock on a long-term basis. The Committee also wished to recognize Mr. Nussbaum's past service, and Mr. Foate's significantly increasing responsibilities and the Committee's expectation that Mr. Foate would be considered for the chief executive officer position if Mr. Nussbaum chose to retire. Consistent with this approach, the Committee granted to Messrs. Nussbaum and Foate each options for 100,000 shares, in April 2002. The Committee had granted Mr. Nussbaum and Mr. Foate each options for 30,000 shares in each of fiscal 2001; Messrs. Nussbaum and Foate received options for 40,000 shares and 20,000 shares, respectively, in fiscal 2000. The award levels reflect the Committee's determination to increase the reliance upon stock options as a component of compensation, to reflect cash compensation levels (including pay reductions and freezes), and also to reflect the changing relative duties of these officers. Going forward, the Committee intends to make its general grant of stock options in January, earlier in the fiscal year.

The Plexus 2000 Stock Purchase Plan also permits executive officers, like other employees, to purchase shares of Plexus common stock at a price equal to 85% of the lower of the market value at the beginning or the end of six month periods. Compensation information does not include the value of any purchases by the individuals who chose to participate, since the broad-based plan is open to most employees. The Committee also believes that the Savings Plan provides an additional possibility for stock-based incentive. Although employees, including the CEO, may choose from a variety of investment funds for their contributions under the Savings Plan, the Plexus Stock Fund is one alternative.

The Committee further believed that a supplemental retirement arrangement with Mr. Nussbaum was appropriate, and therefore entered into the Supplemental Retirement Agreement with each of those described above under "Executive Compensation - Special Retirement Arrangements."

The factors used to determine other executive officers' compensation are essentially the same as those used for the CEOs. As with the CEOs, Messrs. Sabol, Ehlers, Kronser and Verstegen, and other executive officers, were considered for salary increases effective in April 2001 and April 2002. Increases in executive officers' salaries (other than the CEO's) in April 2001 varied from 6% to 50%. Effective October 1, 2001, the base salaries of each executive officer was reduced 10%. In April 2002, executive officers' salaries remained frozen, although Mr. Sabol's was increased in July 2002 by 40% to reflect the substantial increase in his duties and another officer's was increased 16% in September 2002, also as a result of changes in duties. The Committee's determinations on option grants varied by individual, depending upon the Committee's view of the adequacy of the particular officer's compensation compared to that officer's performance and duties, especially when those duties significantly changed or increased since the last salary increase, and expected changes in circumstances in the coming year. In particular, Mr. Sabol was given a relatively large option grant in view of his increasing responsibilities.

For fiscal 2002, executive officers did not receive any bonus under the Bonus Plan as a result of corporate performance. The bonus criteria were the same for the other executive officers as they were for the CEOs; however, the target bonuses for 2002 ranged from 25% to 50% of salary, and the maximum of bonuses ranged from 50% to 100%.

The Committee also approved stock option awards during fiscal 2002 for the executive officers of Plexus, which awards varied from 2,000 to 70,000 shares. The number of shares subject to options granted to executive officers was generally the same or greater than the number granted upon ordinary grants in the preceding fiscal year, with appropriate changes to reflect the Committee's perception of individual circumstances. The largest of these awards reflected Mr. Sabol's anticipated significant increase in duties. Plexus has also entered into supplemental retirement arrangements with the executive officers, as described above. The Committee bore in mind the costs of these arrangements and the expected benefits under them in making its compensation decisions relating to the affected executive officers.

The Committee believes that it is highly unlikely that the compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year. Therefore, except with respect to the Option Plan and the 2000 Purchase Plan, it has not taken any action with respect to the provisions of Section 162 of the Internal Revenue Code which limits the deductibility of compensation to certain executive officers of over $1 million in any fiscal year. Because of the shareholders' approval of the Option Plan and the 2000 Purchase Plan, the Committee believes that any compensation income under them would not be subject to the Internal Revenue Code's deduction limitation.

Members of the Compensation Committee: Thomas J. Prosser, Chair; Harold R. Miller; David J. Drury; Charles M. Strother

<u>Compensation Committee Interlocks and Insider Participation</u>

No Plexus insiders are members of the Compensation and Leadership Development Committee. None of the directors who are Committee members are employees of Plexus, have ever been employed by Plexus or any of its subsidiaries, and have other reportable relationships with Plexus.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Plexus common stock with the NASDAQ Stock Market Index for U.S. Companies and the NASDAQ Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 1997, in Plexus common stock and in each of the indices.



Comparison of Cumulative Total Return
Plexus
NASDAQ-US
NASDAQ-Electronics
DOLLARS
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002

	1996	1997	1998	1999	2000	2001
Plexus	100	55	87	401	134	53
NASDAQ-US	100	102	166	220	90	71
NASDAQ-Electronics	100	80	162	285	80	54

CERTAIN TRANSACTIONS

Plexus has provided certain engineering design and development services for Memorylink Corp., a developer of electronic products. Mr. Strandwitz, who retired as a director during fiscal 2002, is a director and a shareholder of Memorylink. Plexus did not perform any services for Memorylink in fiscal 2002, but billed Memorylink $0.9 million in fiscal 2001 for services; the amounts billed were determined in accordance with Plexus' standard charges for those types of services. Memorylink had an outstanding balance due to Plexus of $1.5 million at September 30, 2001, all of which was past due, and fully reserved for by Plexus, on that date.

Primarily as a result of the downturn in the electronics and communications industries, MemoryLink was unable to successfully commercialize its products or obtain, in a sufficient amount, needed additional financing. MemoryLink informed Plexus in early fiscal 2002 that it was therefore unable to pay in full the amounts due to Plexus. In January 2002, Plexus received a payment of $100,000, and converted the balance into a $650,000 promissory note from, and a minority equity interest in, MemoryLink. In August 2002, in recognition of MemoryLink's continuing difficulties in obtaining financing, Plexus agreed to accept an additional cash payment of $100,000 on the promissory note, and convert the balance into an increased equity interest in Memorylink.

From time to time, Plexus executive officers and directors are prohibited from selling Plexus stock because of the existence or potential existence of material non-public information. Mr. Sabol intended to sell Plexus' shares during one of these time periods to finance a real estate purchase. Because Plexus' activities prohibited him from making a sale, Plexus loaned Mr. Sabol $260,000 on March 13, 2000. The loan was repayable upon demand, bore interest at $250 per month, and was secured by Plexus shares. The loan was originally for a maximum period of eight months, but was extended to become a demand note by mutual agreement in fiscal 2001. Interest accrued monthly. The maximum amount due in fiscal 2002 was $263,000, which was the amount due at fiscal year end. Mr. Sabol subsequently repaid the loan in full. Because of subsequent changes in law, Plexus will no longer make similar loans to its executive officers.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent" as defined in Rule 4200(a)(15) of the NASD listing standards for the Nasdaq Stock Market. The Plexus board of directors has adopted a written charter for the Audit Committee, which was attached to the proxy statement for the 2001 annual meeting of shareholders.

In connection with its function to oversee and monitor the financial reporting process of Plexus, the Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2001 with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 30, 2002.

Members of the Audit Committee: David J. Drury, Chairman; Harold R. Miller; Thomas J. Prosser; Jan K. VerHagen

AUDITORS

The board of directors intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2003. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to appropriate questions and make a statement if they desire to do so.

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2002 were as follows:

Audit Fees	$496,737
Financial Information Systems Design and Implementation Fees	--
All Other Fees	$734,262

The non-audit services related principally to income tax matters, both U.S. and foreign, but also included merger and acquisition counseling and ERISA audits. The Audit Committee considered the compatibility of non-audit services by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

SHAREHOLDER PROPOSALS

Shareholder proposals must be received by Plexus no later than August 31, 2003 in order to be considered for inclusion in next year's annual meeting proxy statement. In addition, the Plexus bylaws provide that any proposal for action, or nomination to the board of directors, proposed other than by the board of directors must be received by Plexus in writing, together with specified accompanying information, at least 70 days prior to an annual meeting in order for such action to be considered at the meeting. The 2004 annual meeting of shareholders is tentatively scheduled for February 11, 2004, and any notice of intent to consider other questions and/or nominees, and related information, must therefore be received by December 3, 2003. The purpose of the bylaw is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought.

By order of the board of directors



Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 20, 2002

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2002, was included in Plexus' 2002 Annual Report to Shareholders, which accompanies this proxy statement. An additional copy will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 9, 2002, on the written request of such person directed to: Kristian Talvatie, Investor Relations Department, Plexus Corp., 55 Jewelers Park Drive, P.O. Box 156, Neenah, Wisconsin 54957-0156.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(mark one)
_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-14824

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	39-1344447
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.01 par value Preferred Stock Purchase Rights (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(s)) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 under the Exchange Act).
Yes _X_ No ____

As of December 9, 2002, 42,127,947 shares of Common Stock were outstanding, and the aggregate market value of the shares of Common Stock (based upon the $12.53 closing sale price on that date, as reported on the NASDAQ Stock Market) held by non-affiliates (excludes shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $519.6 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2003 Annual Meeting of Shareholders	Part III

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K which are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate" and similar words and concepts, and statements in "Additional Disclosures Concerning Liquidity and Capital Resources, Including Off-Balance Sheet Arrangements") are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the continued weak economic performance of the electronics and technology industries,
- the risk of customer delays, changes or cancellations in both ongoing and new programs,
- our ability to integrate MCMS' and other acquired companies' operations,
- our ability to secure new customers and maintain our, MCMS's and other acquired operations' current customer base,
- the results of cost reduction efforts,
- the impact of capacity utilization and our ability to manage fixed costs,
- material cost fluctuations and the adequate availability of components and related parts for production,
- the effect of changes in average selling prices,
- the effect of start-up costs of new programs and facilities,
- the effect of general economic conditions and world events and
- the effect of the impact of increased competition.

In addition, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, particularly "General" and "Risk Factors" for a further discussion of some of the factors which could affect future results.

* * *

PART I

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") provide product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing configuration, logistics and test/repair.

We believe that our broad service offerings with respect to the design and realization of complex, high-end products within the electronics manufacturing services, or EMS, industry provide us with a significant competitive advantage. Through a staff of over 400 engineers and technologists, we offer a complete menu of engineering services, including ASIC digital and analog design, mechanical and industrial design, embedded software design, printed circuit board design, test equipment and software development, product verification and new product introduction services. Our manufacturing services include printed circuit board assembly, product configuration, testing, final product and system box build and test/repair. Throughout the production process, we offer logistics services such as materials procurement, inventory management, packaging and distribution.

Our customers include both industry-leading OEMs and emerging technology companies. Due to our focus on serving OEMs in emerging technology and medical sectors, our business is influenced by major technological trends such as the level and rate of development of fiber optics and RF/wireless infrastructure, the expansion of network computing and Internet use, and the expansion of outsourcing by OEMs generally.

Established in 1979 as a Wisconsin corporation, we have approximately 5,700 full-time employees and 26 facilities in 20 locations, totaling approximately 2.3 million square feet. Over the past few years, we have expanded our capacity and geographic reach through a series of strategic acquisitions. Through these transactions, we have enhanced our access to, and ability to provide services within, important technology corridors in Boston, Chicago, San Diego and Seattle; established bases in Europe, Mexico and Asia; significantly increased the size and capabilities of our medical services offerings; significantly expanded our capacity with respect to the assembly of configured-to-order wireless products and printed circuit board ("PCB") design services; and acquired proven low-cost manufacturing operations in Asia and Mexico.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission. You may access those reports by following the links under "Investors' at our website.

Services

Plexus offers a broad range of integrated services that provide customers with a total design, new product introduction and manufacturing solution to take a product from initial design through production to test/repair. Our customers may utilize any or all of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive product development and design and test engineering services. These services include project management, initial feasibility studies, product concept definition, specifications for product features and functions, product engineering specifications, microprocessor selection, circuit design, software design, application-specific integrated circuit design, printed circuit board layout, product housing design, development of test specifications and product validation testing. Through our product development and design services, we provide customers with a complete product design that can be manufactured efficiently.

Prototyping and new product introduction services. We provide assembly of prototype products within our dedicated, streamlined New Product Introduction (NPI) Plus centers. We supplement our prototype assembly services with value-added services, including printed circuit board design, materials management, manufacturing defects analysis, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering organization, our customers' engineering organizations and our volume manufacturing organization. This link facilitates an efficient transition to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

Test development and product testing. Because product functionality has driven components and assembly techniques to become increasingly complex, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly implement test solutions and efficiently test printed circuit assemblies, subassemblies, system assemblies and finished product. We also develop and utilize specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the design and production of test equipment is an important factor in our ability to provide technology-driven products of consistent and high quality.

Manufacturing and assembly. We provide turnkey and consigned manufacturing services for a variety of electronic products to diverse industries. These services, which we endeavor to provide on an agile and rapid basis, include developing and implementing a materials strategy that meets customers' demand and flexibility requirements, assembling printed circuit boards utilizing a wide range of assembly technologies, building and configuring final product and system boxes and testing assemblies to meet customers' requirements. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These complex products are typically configured to fulfill unique customer requirements and many are shipped directly to our customers' end users. In addition, we have developed special processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements of other countries.

After-market support. We provide service support for manufactured products. In this context, supported products, which may or may not be under the customer's warranty, may be returned for repairs or upgrades at the customer's discretion.

Combinations and Acquisitions

Since fiscal 1999, we have completed nine acquisitions that have added facilities totaling approximately 1.1 million square feet and over 3,900 new employees. We have actively pursued combinations and acquisitions to expand our geographic reach, increase our design, engineering and manufacturing capability and breadth of service offerings and strengthen and broaden our customer relationships. Since fiscal 1999, we have completed the following acquisitions (information is as of the respective acquisition dates):

Date	Acquired Company/ Operations	Facilities Square Footage	Employees	Location(s)
January 2002	Selected operations of MCMS, Inc.	397,000	1,125	Penang, Malaysia Xiamen China Nampa, Idaho
May 2001	Qtron, Inc.	163,000	279	San Diego, California (1)
December 2000	e2E Corporation	33,000	127	Portland, Oregon Nashua, New Hampshire and other smaller offices
July 2000	Keltek (Holdings) Limited	77,000	461	Kelso, Scotland Maldon, England
May 2000	Turnkey electronics manufacturing operations of Elamex, S.A. de C.V.	250,000	1,394	Juarez, Mexico
April 2000	Agility, Incorporated	25,000	98	Ayer, Massachusetts
December 1999	Printed circuit board operations of Intermec Technologies Corporation	--	45	Everett, Washington (2)
September 1999	Printed circuit board operations of Shure, Incorporated	25,000	125	Wheeling, Illinois (3)
July 1999	SeaMED Corporation	162,000	301	Bothell, Washington

(1) We have announced plans to close this facility.
(2) Combined with our existing Bothell, Washington, operations.
(3) Facility relocated to Buffalo Grove, Illinois in December 2001.

Customers and Industries Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies, including start-ups. During fiscal 2002, we provided services to over 200 customers. Because of the variety of services we offer, our flexibility in design and manufacturing and our ability to respond to customer needs in a timely fashion, we believe that we are well positioned to offer our services to customers in most market segments. For many customers, we serve both a design and production function, thereby permitting customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in engineering and manufacturing capacity and optimizing total product cost.

No customer represented more than 10 percent of net sales in either fiscal 2002 or 2001. Lucent Technologies Inc. represented 23 percent of our net sales in fiscal 2000.

Many of our large customers contract independently through multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to one such subsidiary, division, facility or location are not dependent on sales to others. The complete loss of any major customer could have a significant negative impact on us. In December 2002, the primary customer of our San Diego facility provided notice of its intent to move two new programs to other non-Plexus facilities during our second fiscal quarter of 2003.

We provided services within the following industries in the following proportions:

Industry	2002	2001	2000
Networking/Datacommunications/Telecom	36%	40%	36%
Medical	28%	22%	27%
Industrial/Commercial	20%	20%	19%
Computer	11%	10%	10%
Transportation/Other	5%	8%	8%

Materials and Suppliers

We purchase raw materials and electronic components from manufacturers and distribution companies. The key electronic components we purchase include printed circuit boards, specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), resistors and capacitors. Along with these electronic components, we also purchase components for use in higher-level assembly and manufacturing. These components include injection-molded plastic, pressure-formed plastics, vacuum-formed plastics, sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. These components range from standard to highly customized and they vary widely in terms of market volatility and price.

From time to time, allocation of components becomes an integral part of the electronics industry, and component shortages can occur with respect to particular components. In response, we actively manage our business in a way that minimizes our exposure to materials and component shortages. We have developed a corporate procurement organization whose primary purpose is to create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and can influence what components are used in some new products, components manufacturers often provide us with priority access to a supply of materials and components, even during shortages. We have also established and continue to expand strategic relationships with international purchasing offices, and we attempt to leverage our design position with suppliers. Beyond this, we have undertaken a series of flexibility initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and similar efforts. All of these undertakings seek to improve our overall supply chain flexibility and to accommodate the current marketplace.

Sales and Marketing

We market our services primarily through our sales and marketing organization of approximately 68 people, which includes sales account managers, strategic customer managers, market sector specialists, technology specialists and advertising and other corporate communications personnel. Our sales and marketing efforts focus on generating new customers and pursuing profitable opportunities. We use our ability to provide a full range of product realization services as a marketing tool, and our technology specialists participate in marketing through direct customer contact and participation in industry symposia and seminars. Our sales force is integrated with the rest of our business and is aligned geographically within important technology corridors.

Competition

The market for the products and services we provide is highly competitive. We compete primarily on the basis of engineering, testing and production capabilities, technological capabilities and the capacity for responsiveness, quality and price. There are many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors compete only in specific sectors within limited geographical areas. We also compete against companies that design or manufacture items in-house rather than by outsourcing. In addition, we compete against foreign, low-labor-cost manufacturers. This foreign, low-labor-cost competition tends to focus on commodity and consumer-related products, which is not our primary focus.

Intellectual Property

We own various servicemarks, including "Plexus," and "Plexus, The Product Realization Company." Although we own certain patents, they are not currently material to our business. We do not have material copyrights.

We (along with many other companies) have been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to the alleged possible infringement of certain Lemelson patents relating to machine vision and bar-code technology. We had requested a stay of action pending developments in other Lemelson litigation, which has been granted. We believe the vendors from whom the patent-related equipment was purchased may contractually indemnify us. If a judgment is rendered and/or a license fee required, it is the opinion of management that such judgment would not be material to our consolidated financial position or results of operations.

To augment our management information systems, in the first quarter of fiscal 2001, we entered into a license agreement with JD Edwards for enterprise resource planning ("ERP") software and systems to enhance and standardize our ability to globally translate information from production facilities into financial and managerial reporting and create a consistent set of core business applications at our worldwide facilities. The conversion timetable remains subject to change; however, we have developed a global model and converted two manufacturing facilities in late fiscal 2002. The process to convert all remaining sites and business units is expected to continue for at least two years.

Environmental Compliance

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we believe that we are in compliance with all federal, state and local environmental laws, and do not anticipate any significant expenditures in maintaining our compliance, there can be no assurances that violations will not occur which could have a material adverse effect on our results.

Employees

Our employees are one of our primary strengths, and we make considerable efforts to maintain a well-qualified staff. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development for employees with management and technical potential for advancement. We invest in training at all levels to ensure that employees are well trained. We have a policy of involvement and consultation with employees in every facility and strive for continuous improvement at all levels.

We employ approximately 5,700 full-time employees. Given the quick response time required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor. In Europe, approximately 40 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. None of our employees in the United States, China, Malaysia and Mexico is covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of technology and manufacturing centers, with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 2.3 million square feet of capacity. This includes approximately 1.8 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.2 million square feet in Asia and approximately 0.1 million square feet in Europe. The geographic diversity of our technology and manufacturing centers allows us to offer services from locations near our customers and major electronics markets. We believe that this approach reduces material and transportation costs, simplifies logistics and communications and improves inventory management. This enables us to provide customers with a responsive, more complete, cost-effective solution. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Juarez, Mexico (1) (2)	Manufacturing	250,000	Leased
Nampa, Idaho	Manufacturing	216,000	Owned
San Diego, California (1) (3)	Manufacturing	198,000	Leased
Buffalo Grove, Illinois	Manufacturing	141,000	Leased
Penang, Malaysia	Manufacturing	118,000	Leased
Richmond, Kentucky	Manufacturing	108,000	Owned
Neenah, Wisconsin (1) (4)	Manufacturing	84,000	Owned
Xiamen, China	Manufacturing	63,000	Leased
Kelso, Scotland	Manufacturing	60,000	Leased
Maldon, England	Manufacturing	40,000	Owned
Bothell, Washington	NPI Plus Center	97,000	Leased
Appleton, Wisconsin	NPI Plus Center	67,000	Owned
Ayer, Massachusetts	NPI Plus Center	65,000	Leased
Freemont, California	NPI Plus Center	25,000	Leased
Woodinville, Washington	NPI Plus Center	17,000	Leased
Neenah, Wisconsin	Engineering	105,000	Owned
Bothell, Washington (5)	Engineering	81,000	Leased
Louisville, Colorado	Engineering	16,000	Leased
Raleigh, North Carolina	Engineering	14,000	Leased
Kelso, Scotland (1) (6)	Engineering	5,000	Leased
Nashua, New Hampshire (7)	PCB Design	10,000	Leased
Hillsboro, Oregon (7)	PCB Design	9,000	Leased
Neenah, Wisconsin	Office/Warehouse	93,000	Leased
El Paso, Texas	Office/Warehouse	13,000	Leased
Redmond, Washington (8)	Other	60,000	Leased
Bothell, Washington (9)	Other	60,000	Leased
Bothell, Washington (8)	Other	10,000	Leased
San Diego, California (10)	Other	36,000	Leased

(1) Includes more than one building.

(2) The lease for approximately 40,000 square feet of lease space terminates in December 2002 and will not be renewed.

(3) Approximately 71,000 square feet of lease space will be subleased to a third party commencing in December 2002. We intend to close the remaining portion of the facility in fiscal 2003, and seek to also sublease that portion.

(4) One facility will be phased-out of operations by mid-fiscal 2003.

(5) We have announced plans to combine operations of this facility into our other Bothell facility in fiscal 2003. We will attempt to sublease this facility.

(6) Commencing in December 2002, operations in two facilities are being consolidated into one, leaving one facility of approximately 2,500 square feet unoccupied. We are attempting to sublease this facility.

(7) These locations were part of the e2E merger. Other locations total approximately 14,000 additional square feet, with no one location having more than 3,000 square feet.

(8) These buildings are being subleased to an unrelated third party and no longer used in our business operations.

(9) We are currently seeking to sublease this facility.

(10) This facility was acquired as part of the Qtron acquisition. We are no longer using this facility and are seeking to sublease the facility. Currently, the prior owners of Qtron are reimbursing us for the lease payments from funds held in escrow.

ITEM 3. LEGAL PROCEEDINGS

We are party to certain lawsuits in the ordinary course of business. We do not believe that these proceedings individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2002.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	44	President and Chief Executive Officer and Director
Thomas B. Sabol	43	Executive Vice President and Chief Operating Officer
F. Gordon Bitter	59	Vice President and Chief Financial Officer
David A. Clark	38	Vice President and Vice President-Materials, Plexus Corp. Electronic Assembly
Thomas J. Czajkowski	38	Vice President and Chief Information Officer
Paul L. Ehlers	46	Senior Vice President, and President of Plexus Electronic Assembly
Joseph D. Kaufman	45	Senior Vice President, Secretary and Chief Legal Officer
Lisa M. Kelley	36	Vice President – Corporate Development
J. Robert Kronser	43	Executive Vice President and Chief Technology & Strategy Officer
David H. Rust	55	Vice President - Human Resources
George W.F. Setton	56	Corporate Treasurer and Chief Treasury Officer
Michael Verstegen	44	Vice President, and President of Plexus Technology Group

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000; previously Chief Operating Officer from 2001 to 2002, Executive Vice President from 1999 to 2001 and President of Plexus Technology Group prior thereto.

Thomas B. Sabol joined Plexus in 1996 and has served as the Executive Vice President and Chief Operating Officer since 2002. Previously Mr. Sabol served as the Company's Chief Financial Officer from 1996 to 2002. Formerly, Mr. Sabol served as Vice President and General Auditor for Kemper Corporation, and before that as Business Assurance Manager for Coopers & Lybrand.

F. Gordon Bitter joined Plexus out of retirement on October 31, 2002 as Vice President and Chief Financial Officer. Previously, Mr. Bitter was the Senior Vice President-Finance and Administration and Chief Financial Officer for Hadco Corporation, an electronics contract manufacturer, from 1998 to 2000. From 1997 to 1998, Mr. Bitter was CEO and CFO of Molten Metal Technology, a recycler of industrial wastes. Prior to that, Mr. Bitter had held numerous senior financial and operational positions in various industrial companies.

David A. Clark joined Plexus in 1995 and has served as Vice President since 2002. In 1999, Mr. Clark took the position of Vice President-Materials for Plexus Electronic Assembly, a position he continues to hold. Prior to that, he was Director of Purchasing for Plexus Electronic Assembly.

Thomas J. Czajkowski joined Plexus in 2001 and has served as Vice President and Chief Information Officer since 2002. Prior to that, Mr. Czajkowski served as Chief Information Officer. Prior to joining Plexus, Mr. Czajkowski was a Senior Manager at Deloitte Consulting from 1993 to 2001.

Paul L. Ehlers joined Plexus in 1980 and has served as Senior Vice President since 2002. In 2001, Mr. Ehlers served as Vice President. In addition, Mr. Ehlers has served as President of Plexus Electronic Assembly since 2000. From 1995 to 1999, Mr. Ehlers managed various manufacturing facilities.

Joseph D. Kaufman joined Plexus in 1986 and has served as Senior Vice President, Secretary and Chief Legal Officer since 2001, and as Vice President, Secretary and General Counsel of Plexus from 1990 to 2001.

Lisa M. Kelley joined Plexus in 1992 and has served as Vice President – Corporate Development since 2001. Ms. Kelley has also served as Treasurer from 1998 to 2001 and Vice President - Finance from 2000 to 2001. Other positions held within Plexus included Manager, Subsidiary Controller and Corporate Controller.

J. Robert Kronser joined Plexus in 1981 serving in various engineering roles and has served as an Executive Vice President and Chief Technology and Strategy Officer since 2001. From 1999 to 2001, Mr. Kronser served as Vice President of Sales and Marketing. From 1993 to 1999, Mr. Kronser managed the Advanced Manufacturing Center.

David H. Rust joined Plexus in 2001 as Vice President - Human Resources. Previously, Mr. Rust served as Vice President and Chief Human Resources Officer from 1990 to 2001 for Menasha Corporation.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer. Previously, from 2000 to 2001, Mr. Setton was a partner in Euram, Inc., a financial consulting firm, and from 1997 to 1999, Mr. Setton served as Group Treasurer for Carr Futures, Inc. He previously held various positions at Square D/Groupe Schneider, including Assistant Treasurer of Schneider North America, Tresorier Adjoint of Groupe Schneider, and Assistant Treasurer of Square D Company.

Michael Verstegen joined Plexus in 1983 and has served as Vice-President since 2002. In addition, Mr. Verstegen served as President of Plexus Technology Group since 2001. Mr. Verstegen has held various management positions within the engineering business unit from 1995 to 2000.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

For the years ended September 30, 2002 and 2001, the Company's Common Stock has traded on the NASDAQ Stock Market. The price information below represents high and low sale prices for each period.

Fiscal Year Ended September 30, 2002	High	Low
First Quarter	$36.74	$21.30
Second Quarter	$29.94	$20.96
Third Quarter	$28.49	$14.59
Fourth Quarter	$18.15	$ 9.15

Fiscal Year Ended September 30, 2001	High	Low
First Quarter	$78.38	$21.13
Second Quarter	$49.38	$19.94
Third Quarter	$39.37	$20.44
Fourth Quarter	$41.70	$21.55

As of December 9, 2002, there were approximately 807 shareholders of record.

During fiscal 2002, we designated American Stock Transfer & Trust Company ("AST") as the new transfer agent for our common stock. As a consequence of that change, AST has been substituted for US Bank NA (f/k/a Firstar Bank NA) as Rights Agent under Plexus' Shareholder Rights Plan.

We have not paid any cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the development of our business. See also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the Company's dividend intentions.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (1)
(dollars in thousands, except per share amounts)

	For the years ended September 30,				
Operating Statement Data	2002	2001	2000	1999	1998
Net sales	$ 883,603	$1,062,304	$ 751,639	$ 492,414	$ 466,795
Gross profit	81,320	131,790	107,164	66,409 (5)	60,147
Gross margin percentage	9.2%	12.4%	14.3%	13.5%	12.9%
Operating income (loss)	(3,636) (2)	68,388 (3)	69,870 (4)	34,428 (5)	36,393
Operating margin percentage	(0.4%)	6.4%	9.3%	7.0%	7.8%
Net income (loss)	(4,073) (2)	39,150 (3)	40,196 (4)	20,311 (5)	22,937
Earnings per share (diluted)	$ (0.10) (2)	$ 0.91 (3)	$ 1.04 (4)	$ 0.55 (5)	$ 0.63
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ 130,455	$ 119,479	$ (51,392)	$ 19,727	$ 33,520
Capital equipment additions	30,760	54,560	44,228	18,196	11,997
Balance Sheet Data					
Working capital	$ 219,854	$ 277,055	$ 213,596	$ 110,411	$ 91,159
Total assets	583,945	602,525	515,608	229,636	184,354
Long-term debt and capital lease obligations	25,356	70,016	141,409	142	2,587
Shareholders' equity	430,689	426,852	209,362	146,403	115,863
Return on average assets	(0.7%)	7.0%	10.8%	9.8%	13.6%
Return on average equity	(0.9%)	12.3%	22.6%	15.5%	22.3%
Inventory turnover ratio	7.0x	5.3x	4.4x	6.2x	7.1x

(1) As a result of the fiscal 1999 merger with SeaMED Corporation ("SeaMED"), prior historical results have been restated utilizing the pooling-of-interests method of accounting. Historical results have not been restated for the fiscal 2001 merger with e2E Corporation ("e2E") and the fiscal 2000 merger with Agility, Incorporated ("Agility") as they would not differ materially from reported results. (See Note 8 in the Notes to Consolidated Financial Statements.)

(2) In January 2002, we completed the acquisition of certain assets of MCMS, Inc. ("MCMS"). The results from operations of the assets acquired from MCMS are reflected in our financial statements from the date of acquisition. No goodwill resulted from the acquisition. We incurred approximately $0.3 million of acquisition costs in fiscal 2002 associated with the acquisition of the MCMS operations. In response to the reduction in our sales and reduced capacity utilization, we also recorded fiscal 2002 restructuring costs of approximately $12.6 million. Together, these costs totaled approximately $8.3 million after-tax. Excluding these costs, operating income would have been $9.2 million (1.0 percent of sales), net income would have been $4.2 million and diluted earnings per share would have been $0.10.

(3) In connection with the acquisition of Qtron Inc. ("Qtron") and merger with e2E and the economic slowdown, we recorded acquisition and merger costs of approximately $1.6 million ($1.4 million after-tax) and restructuring costs of approximately $1.9 million ($1.1 million after-tax). Excluding these costs, operating income would have been $71.9 million (6.8 percent of sales), net income would have been $41.7 million (3.9 percent of sales) and diluted earnings per share would have been $0.96.

(4) In connection with the merger with Agility and the acquisitions of Keltek (Holdings) Limited ("Keltek"), and the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("Mexico turnkey operations"), Plexus recorded acquisition and merger costs of $1.1 million ($0.9 million after-tax). Excluding these costs, operating income would have been $71 million (9.4 percent of sales), net income would have been $41.1 million (5.5 percent of sales) and diluted earnings per share would have been $1.06.

(5) In connection with the merger with SeaMED, Plexus recorded merger and other related charges of $7.7 million ($6.0 million after-tax). Excluding these costs, gross profit would have been $68.6 million (13.9 percent of sales), and operating income would have been $42.1 million (8.6 percent of sales). Net income excluding these costs would have been $26.3 million (5.3 percent of sales), and diluted earnings per share would have been $0.71.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We provide product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing configuration, logistics and test/repair. The following information should be read in conjunction with our consolidated financial statements included herein and the "Risk Factors" section beginning on page 21.

We provide contract manufacturing services on either a turnkey basis, where we procure some or all of the materials required for product assembly, or on a consignment basis, where the customer supplies some, or occasionally all, materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and inventory risk management than consignment services. Turnkey manufacturing currently represents over 90 percent of our net sales. Turnkey sales typically generate higher sales and higher gross profit dollars with lower gross margin percentages than consignment sales due to the inclusion of component costs, and related markup, in our net sales. However, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and net sales. Due to the nature of turnkey manufacturing, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in materials costs and the degree of automation used in the assembly process.

MERGERS AND ACQUISITIONS

In January 2002, we acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42.0 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. We acquired these assets primarily to provide electronic manufacturing services in Asia and to increase our customer base. The acquisition did not include the assumption of any interest-bearing debt, but included the assumption of total liabilities of approximately $7.2 million. We recorded the acquisition utilizing the accounting principles promulgated by Statement of Financial Accounting Standards ("SFAS") No.'s 141 and 142. The results from MCMS' operations are reflected in our financial statements from the date of acquisition. No goodwill resulted from this acquisition. We incurred approximately $0.3 million of acquisition costs during the second quarter of fiscal 2002 associated with the acquisition of the MCMS operations.

On May 23, 2001, we acquired Qtron, Inc. ("Qtron"), a privately held EMS provider located in San Diego, California. We purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and thereby assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a new manufacturing facility. The results of Qtron's operations have been reflected in our financial statements from the date of acquisition. The excess of the cost over the fair value of the net assets acquired of approximately $24 million has been recorded as goodwill. Through September 30, 2002, we were amortizing the goodwill over 15 years. Effective the first quarter of fiscal 2003, in accordance with SFAS 142, goodwill is no longer amortized. See "New Accounting Pronouncements" on page 19 regarding the periodic requirement to review goodwill for impairment under SFAS No. 142.

In December 2002, the primary customer of our San Diego facility provided notice of its intent to move two new programs to other non-Plexus facilities during our second fiscal quarter of 2003. As a consequence, we intend to close the San Diego facility by the end of June 2003. We anticipate recording pre-tax non-recurring charges of approximately $35 million to $45 million in the first quarter of fiscal 2003 associated with the closing of the San Diego facility. These non-recurring charges will include both an additional impairment of goodwill and the initial SFAS No. 142 impairment evaluation as of October 1, 2002. As of September 30, 2002, we have unamortized goodwill of approximately $20.4 million associated with the San Diego facility. As a result of these actions and the newly required periodic review of goodwill under SFAS No. 142, this amount will be fully written off in the first quarter of fiscal 2003.

On December 21, 2000, we merged with e2E Corporation ("e2E"), a privately held PCB design and engineering service provider for electronic OEMs, through the issuance of 462,625 shares of its common stock. The transaction was accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $1.0 million have been expensed as required. Prior results were not restated, as they would not differ materially from reported results.

During fiscal 2000, we also acquired operations in Massachusetts, Mexico and the United Kingdom (See Note 8 in the Notes to Consolidated Financial Statements).

RESULTS OF OPERATIONS

Net sales. Net sales for the year ended September 30, 2002 decreased 17 percent to $883.6 million from $1.1 billion for the year ended September 30, 2001. Net sales for fiscal 2002 included approximately $71 million, or 8 percent of sales, related to the acquired MCMS operations. Our reduced sales levels reflect the continued slowdown in technology markets, primarily in the network/datacommunications/telecom, industrial/commercial and computer industries, which have been further impacted by reduced end-market demand and reduced availability to companies in these industries of capital resources to fund existing and emerging technologies. We were also affected by a relatively sharp downturn of orders and forecasts, particularly in engineering, subsequent to the September 11, 2001 attacks, as a consequence of the economic uncertainties resulting from the attacks and their aftermath. These factors resulted in customers becoming more cautious in placing new orders. Based on our current customers' orders and forecasts, we currently expect first quarter fiscal 2003 sales to be in the bottom part of the range of $205 million to $215 million and second quarter fiscal 2003 sales to be in the range of $190 million to $200 million. Our second quarter fiscal 2003 will be impacted by the loss of our primary customer in our San Diego operations. However, our results will ultimately depend on the actual shipment levels. See "Risk Factors" below for other factors which could affect sales.

Net sales for the year ended September 30, 2001, increased 41 percent to $1.1 billion from $752 million for the year ended September 30, 2000. Our sales growth was due to sales increases in all end-markets but primarily due to the networking/datacommunications/telecom and industrial/commercial end-markets. Our acquisitions during fiscal 2001 accounted for slightly less than 5 percent of sales for the year ended September 30, 2001.

We had no customers which represented more than 10 percent of sales for the years ended September 30, 2002 and 2001. Lucent Technologies accounted for 23 percent of sales for the year ended September 30, 2000. Sales to our ten largest customers accounted for 48 percent of sales for the year ended September 30, 2002, compared to 51 percent and 63 percent for the years ended September 30, 2001 and 2000, respectively. As with sales to most of our customers, sales to our largest customers may vary from time to time depending on the size and timing of customer program commencement, termination, delays, modifications and transitions. We remain dependent on continued sales to our significant customers, and we generally do not obtain firm, long-term purchase commitments from our customers. Customer forecasts can and do change as a result of their end-market demand and other factors. Although any material change in orders from these or other customers could materially affect our results of operations, we are dedicated to diversifying our customer base and decreasing our dependence on any particular customer or customers.

Our sales for the years ended September 30, 2002, 2001 and 2000, respectively, by industry were as follows:

Industry	2002	2001	2000
Networking/Datacommunications/Telecom	36%	40%	36%
Medical	28%	22%	27%
Industrial/Commercial	20%	20%	19%
Computer	11%	10%	10%
Transportation/Other	5%	8%	8%

Gross profit. Gross profit for the year ended September 30, 2002, decreased 38 percent to $81.3 million from $131.8 million for the year ended September 30, 2001. The gross margin for the year ended September 30, 2002, was 9.2 percent, compared to 12.4 percent for the year ended September 30, 2001. Gross margins have decreased from fiscal 2001 results due primarily to our reduced manufacturing and engineering capacity utilization.

Overall gross margins continue to be affected by our lower sales levels as a result of a slowdown in end-market demand, particularly in the networking/datacommunications/telecom and industrial/commercial industries, and its impact on our capacity utilization. Our gross margins reflect a number of factors that can vary from period to period, including product and service mix, the level of start-up costs and efficiencies of new programs, product life cycles, sales volumes, price erosion within the electronics industry, capacity utilization of surface mount and other equipment, labor costs and efficiencies, the management of inventories, component pricing and shortages, average sales prices, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for customers' products and competition within the electronics industry. These and other factors can cause variations in our operating results. Although our focus is on maintaining and expanding gross margins, there can be no assurance that gross margins will not decrease in future periods.

Gross profit for the year ended September 30, 2001, increased 23 percent to $131.8 million from $107.2 million for the year ended September 30, 2000. The gross margin for the year ended September 30, 2001, was 12.4 percent, compared to 14.3 percent for the year ended September 30, 2000. The decline in gross margin in fiscal 2001 compared to fiscal 2000 was due to the negative affect of acquisitions and reduced manufacturing capacity utilization. In particular, gross margins resulting from the acquisition of the Mexico turnkey operations of Elamex, Keltek and Qtron operations were below our historical gross margins as we worked to integrate these acquisitions into our product realization model and increase their capacity utilization.

Most of the research and development we conduct is paid for by our customers and is therefore included in both sales and cost of sales. We conduct our own research and development, but that research and development is not specifically identified and we believe such expenses are less than one percent of our sales.

Operating expenses. Selling and administrative (S&A) expenses for the year ended September 30, 2002, increased to $66.9 million from $55.8 million and $35.0 million for the years ended September 30, 2001 and 2000, respectively. As a percentage of net sales, S&A expenses were 7.6 percent for the year ended September 30, 2002, compared to 5.3 percent and 4.7 percent for the years ended September 30, 2001 and 2000, respectively. The increase in dollar terms and percentage of net sales was due primarily to increased sales and marketing efforts and additional investment for information technology systems support related to the roll-out of our new enterprise resource planning ("ERP") platform. In late fiscal 2002, we converted two manufacturing facilities to the new platform, which resulted in additional training and implementation costs. Training and implementation cost are expected to continue over the next two years as we convert our remaining facilities to the new ERP platform. Staffing levels also increased during fiscal 2002 as a result of the acquisition of the MCMS operations.

Amortization of goodwill increased to $5.2 million for the year ended September 30, 2002 from $4.0 million and $1.1 million for the years ended September 30, 2001 and 2000, respectively. This was a result of the acquisitions of the Mexico turnkey operations, Keltek and Qtron operations which resulted in additional goodwill. Commencing in the first quarter of fiscal 2003, we will adopt SFAS No. 142, the impact of which will result in eliminating approximately $5.1 million of annual amortization of goodwill. See "New Accounting Pronouncements" on page 19 regarding the periodic requirement to review goodwill for impairment under SFAS No. 142.

For the year ended September 30, 2002, we recorded a series of restructuring charges totaling $12.6 million. These charges were taken in response to the reduction in our sales levels and reduced capacity utilization. We evaluated our cost structure compared to anticipated sales levels and determined that reductions of our workforce, consolidation of certain leased facilities, write-downs of certain underutilized assets to fair value and planned facility closures were necessary to reduce costs to more appropriate levels in line with current and expected customer demand. One facility, located near Minneapolis, Minnesota, was closed in late fiscal 2002. Another facility, which is one of four located in Neenah, Wisconsin, will be phased out of operations by mid-fiscal 2003. Both facilities represent older, owned facilities that are no longer sufficient to service our customers' needs and would have required significant investment to upgrade or replace them. The Minneapolis facility was sold in October 2002.

In December 2002, we announced our intent to take further global restructuring actions including the closure of our San Diego, California manufacturing facility and the consolidation of our Seattle, Washington facilities. The decision to close the San Diego facility was made in response to a decision of the facility's major customer to transition two new programs to non-Plexus facilities. Approximately 400 employees will be affected by these actions, along with more than 100 employees from previously announced restructurings. Currently, we estimate total pre-tax non-recurring charges of approximately $50 million to $60 million to be recorded in our first fiscal quarter ending December 31, 2002.

For the year ended September 30, 2002, we incurred approximately $0.3 million of acquisition costs related to the MCMS acquisition. Acquisition and merger costs of approximately $1.6 million for the year ended September 30, 2001 were related to the Qtron and e2E acquisitions. For the year ended September 30, 2000, we also had merger and acquisition costs of $1.1 million related to Agility, Keltek and the Mexico turnkey operations acquisitions.

For the year ended September 30, 2001, we recorded pre-tax restructuring costs of $1.9 million. We reduced our cost structure through the reduction of our work force and writing off certain under-utilized assets in response to the reduction in our sales levels and reduced capacity utilization.

Income taxes. Income taxes decreased to a $1.8 million tax benefit for the year ended September 30, 2002, from $26.2 million and $28.4 million of income tax expense for the years ended September 30, 2001 and 2000, respectively. Our effective income tax rate has decreased to 30%, due to the effect of non-tax-deductible goodwill and merger expenses and our loss before income taxes being close to break-even.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were $130.5 million for the year ended September 30, 2002, compared to cash flows provided by/(used in) operating activities of $119.5 million and ($51.4) million for the years ended September 30, 2001 and 2000, respectively. During fiscal 2002, cash provided by operating activities was primarily related to decreases in accounts receivable and inventories, and increases in accounts payable and accrued liabilities. For the year ended September 30, 2002, actual days sales outstanding represented by our accounts receivable improved to 46.5 days from 47.1 days for the year ended September 30, 2001. Included in this calculation is the addback of amounts utilized under the securitization facility to accounts receivable in the determination of days sales outstanding (this amount was $16.6 million and $22.9 million as of September 30, 2002 and 2001, respectively). An improvement in our annualized inventory turns to 7.0 turns for the year ended September 30, 2002 from 5.3 turns for the year ended September 30, 2001 resulted in a decrease in our inventory levels. This increase in inventory turns was primarily the result of an improved marketplace for components and improved inventory management.

Cash flows used in investing activities totaled $104.4 million for the year ended September 30, 2002. The primary uses included payments of $42.0 million for the acquisition of MCMS assets, $30.8 million for the purchase of property, plant and equipment, and net payments of $32.3 million for short-term investments.

We utilize available cash, debt and leases to fund our operating requirements. We utilize operating leases primarily in situations where technical obsolescence concerns are determined to outweigh the benefits of financing the equipment purchase. We currently estimate capital expenditures for fiscal 2003 will be approximately $30 million to $35 million. This estimate does not include any acquisitions which we may undertake. The level of capital expenditures for fiscal 2003 will be heavily dependent on anticipated 2003 sales levels.

Cash flows used in financing activities totaling $48.7 million for the year ended September 30, 2002 primarily represent net payments on our credit facilities. The ratio of total liabilities to equity was 0.36 to 1 and 0.41 to 1 as of September 30, 2002 and 2001, respectively.

We have an unsecured revolving credit facility (the "Credit Facility") with a group of banks. Effective November 9, 2002, we reduced our maximum borrowing capacity to $150 million from $250 million. As of September 30, 2002, no amounts were outstanding; our available borrowing capacity was approximately $52 million. Borrowing capacity utilized under the Credit Facility will be either through revolving or other loans or through guarantees of commercial paper. Interest on borrowings is computed at the applicable eurocurrency rate on the agreed currency, plus any commitment fees. The Credit Facility matures on October 25, 2003, and requires among other things maintenance of minimum interest expense coverage and maximum leverage ratios. During fiscal 2002, Plexus, along with our banking partners, amended our credit facility to allow us to revise certain covenants and be in compliance with these covenants. The amendment was occasioned by the effect of our restructuring costs and acquisition and merger costs on compliance with the prior covenants.

In December 2002, we announced our intent to take further global restructuring actions including the closure of our San Diego manufacturing facility and the consolidation of our Seattle facilities. Currently, the Company estimates total pre-tax restructuring charges of approximately $50 million to $60 million to be recorded in its first fiscal quarter ending December 31, 2002. As a result of these restructuring charges, we anticipate that we will not meet certain financial covenants of our Credit Facility for the quarter ending December 31, 2002. We therefore plan to terminate our Credit Facility prior to December 31, 2002. It is our intention to seek to replace the existing Credit Facility with a comparable facility. However, we cannot assure whether, or under what terms, a new credit facility will be available.

Pursuant to a public offering of shares of common stock in the first quarter of fiscal 2001, we issued 3.45 million shares of common stock for $50 per share, with an underwriters discount of $2.375 per share. We received net proceeds of approximately $164.3 million, after discounts and commissions to the underwriters of approximately $8.2 million. Additional expenses were approximately $0.6 million. The net proceeds from the offering were utilized to refinance, in part, existing debt and to finance capital expenditures, capacity expansion and the Qtron acquisition. The remaining net proceeds were used for general corporate purposes and working capital.

We have agreed to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned, limited purpose subsidiary. ABS is a separate corporate entity that sells participating interests in a pool of our accounts receivable to financial institutions. The financial institutions then receive an ownership and security interest in the pool of receivables. As of September 30, 2002, the total available funding amount under the asset securitization facility was approximately $24 million, of which $16.6 million was utilized. As a result, accounts receivable has been reduced by $16.6 million as of September 30, 2002, while long-term debt and capital lease obligations does not include this $16.6 million of off-balance sheet financing. In April and December 2002, we, along with our banking partners, amended our receivables purchase agreement to allow us to revise certain covenants and be in compliance with these covenants.

Our leasing capabilities, cash and short-term investments and projected cash from operations should be sufficient to meet our working capital and capital requirements through fiscal 2003 and the foreseeable future. We anticipate negotiation during fiscal 2003 to replace our Credit Facility, although we cannot assure whether, or under what terms, a new or extended credit facility will be available. While the availability of a credit facility facilitates corporate operations, we do not believe that lack of such a facility would materially affect our operations or financial condition in the foreseeable future.

We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future. We anticipate using earnings to support our business.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

On December 12, 2001, the SEC issued FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." FR-60 is an intermediate step to alert companies to the need for greater investor awareness of the sensitivity of financial statements to the methods, assumptions, and estimates underlying their preparation, including the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Our accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. The more critical of these policies are as follows:

Revenue Recognition – We continued to recognize revenues primarily when products are shipped. Revenue and profit relating to product design and development contracts are generally recognized utilizing the percentage-of-completion method. The use of percentage-of-completion accounting does involve the use of estimates, but accounts for less than 10 percent of our total revenues. Our revenue recognition policies are in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements."

Inventories – We value inventories primarily at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. As discussed later under "Risk Factors," our customers may cancel their orders, change production quantities or delay production for a number of reasons which are beyond our control. Any of these, or certain additional actions, could impact the valuation of our inventory. We continued to use the same techniques to value our inventory as we have in the past. Any actions taken by our customers that could impact the value of our inventory are considered when determining the lower of cost or market valuations.

Accounts Receivable – We value accounts receivable net of an allowance for uncollectible accounts. This allowance is based on our estimate of the portion of the receivables that will not be collected in the future. However, the ultimate collectibility of a receivable is dependent upon the financial condition of an individual customer, which could change rapidly and without advance warning. During fiscal 2002, we converted $1.2 million of accounts receivable from a related party customer into a minority equity interest. In addition, we accepted stock warrants in exchange for $1.1 million of accounts receivable from another customer during fiscal 2002. The conversion of accounts receivable to a minority equity interest and the acceptance of stock warrants represented full and final settlement of all accounts receivable with such customers. As of September 30, 2002, the minority equity interest and the stock warrants are recorded net of a $1.2 million and $1.1 million reserve, respectively, in other assets in the accompanying Consolidated Balance Sheets.

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparison of its carrying amount to future net cash flows which the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of property, plant and equipment, if any, exceeds its fair market value. We assess the recoverability of goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future net cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting our average cost of funds. As of September 30, 2002, no adjustments to the carrying value of our long-lived assets were required. In December 2002, we announced restructuring actions planned for the first fiscal quarter ending December 31, 2002 which will result in significant adjustments to the carrying value of certain of our long-term assets. See Notes 1 and 14 to the Notes to Consolidated Financial Statements.

Restructuring Costs – From time to time, we have recorded restructuring costs in response to the reduction in our sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment. Severance and benefit costs are recorded when incurred. For leased facilities that will be abandoned and subleased, the estimated lease loss is accrued for future lease payments subsequent to abandonment, less estimated sublease income. For equipment, the impairment losses recognized are based on the fair value estimated using existing market prices for similar assets less costs to sell. In December 2002, we announced our intent to take further global restructuring actions including the closure of our San Diego, California manufacturing facility and the consolidation of our Seattle, Washington facilities. See Notes 10 and 14 in the Notes to Consolidated Financial Statements.

ADDITIONAL DISCLOSURES CONCERNING LIQUIDITY AND CAPITAL RESOURCES, INCLUDING OFF-BALANCE SHEET ARRANGEMENTS

On January 22, 2002, the SEC issued FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." The purpose of this statement is to suggest steps that issuers should consider in meeting their current disclosure obligations with respect to the topics described.

1. *Liquidity Disclosures*

We include a discussion of liquidity and capital resources in Management's Discussion and Analysis. More specifically, FR-61 requires management to consider the following to identify trends, demands, commitments, events and uncertainties that require disclosure:

a. Provisions in financial guarantees or commitments, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of an additional financial obligation, such as adverse changes in the registrant's credit rating, financial ratios, earnings, cash flows, or stock price, or changes in the value of underlying, linked or indexed assets.

   Our Credit Facility requires us to maintain certain financial ratios to comply with the terms of the agreement. No amounts are outstanding under the Credit Facility at September 30, 2002 and we do not currently anticipate the need to borrow on the Credit Facility in the near term. We, along with our banking partners, have amended our Credit Facility to allow us to revise certain covenants and be in compliance with these covenants. The amendment was occasioned by the effect of our restructuring costs and acquisition and merger costs on compliance with the prior covenants.

In December 2002, we announced our intent to take further global restructuring actions including the closure of our San Diego manufacturing facility and the consolidation of our Seattle facilities. Currently, the Company estimates total pre-tax restructuring charges of approximately $50 million to $60 million to be recorded in its first fiscal quarter ending December 31, 2002. As a result of these restructuring charges, we anticipate that we will not meet certain financial covenants of our Credit Facility for the quarter ending December 31, 2002. We therefore plan to terminate our Credit Facility prior to December 31, 2002. It is our intention to seek to replace the existing Credit Facility with a comparable facility. However, we cannot assure whether, or under what terms, a new credit facility will be available. While the availability of a credit facility facilitates corporate operations, we do not believe that lack of such a facility would materially affect our operations or financial condition in the foreseeable future.

b. Circumstances that could impair our ability to continue to engage in transactions that have been integral to historical operations or are financially or operationally essential, or that could render that activity commercially impracticable, such as the inability to maintain a specified investment grade credit rating, level of earnings, earnings per share, financial ratios, or collateral.

   We are not aware of any specific factor or factors that could reasonably be expected to impair our ability to continue to engage in our historical operations at this time.

c. Factors specific to us and our markets that we expect to be given significant weight in the determination of our credit rating or will otherwise affect the registrant's ability to raise short-term and long-term financing.

   We are not aware of anything that could reasonably be given significant weight in the determination of our credit rating or will otherwise affect our ability to raise short-term and long-term financing.

d. Guarantees of debt or other commitments to third parties. We do not have any significant guarantees of debt or other commitments to third parties.

e. Written options on non-financial assets (for example, real estate puts). We do not have any written options on non-financial assets.

2. *Off-Balance Sheet Arrangements*

FR-61 indicates that registrants should consider the need to provide disclosures concerning transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources. We disclosed in Note 4 to the Consolidated Financial Statements in this 2002 report on Form 10-K, an asset securitization facility that Plexus entered into in fiscal 2001. Plexus's wholly owned, limited-purpose subsidiary, Plexus ABS Inc., has agreed to purchase up to $50 million of receivables from Plexus and sell participating interests to financial institutions. As of September 30, 2002, the total available funding amount under the asset securitization facility was approximately $24 million, of which $16.6 million was utilized. Any interests sold to the financial institutions are removed from the balance sheet as we have no risk of loss on such receivables since they are sold without recourse. In April and December 2002, we, along with our banking partners, amended our receivables purchase agreement to allow us to revise certain covenants and be in compliance with these covenants.

We also lease various assets under both capital and operating leases. The aggregate payments under the capital leases and operating leases are disclosed in Notes 4 and 9, respectively, to our Consolidated Financial Statements in this 2002 Report on Form 10-K. There were no significant changes to these lease arrangements during fiscal 2002, with the exception of certain operating leases assumed by us associated with our January 2002 acquisition of certain assets of MCMS. These leases primarily relate to production facilities and equipment in Malaysia and China.

3. *Disclosures about Contractual Obligations and Commercial Commitments*

In FR-61, the SEC notes that current accounting standards require disclosure concerning a registrant's obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. They also indicate that the disclosures responsive to these requirements usually are located in various parts of a registrant's filings. The SEC believes that investors would find it beneficial if aggregated information about contractual obligations and commercial commitments were provided in a single location so that a total picture of obligations would be readily available. They further suggested that one useful aid to presenting the total picture of a registrant's liquidity and capital resources and the integral role of on- and off-balance sheet arrangements may be schedules of contractual obligations and commercial commitments as of the latest balance sheet date.

We are no different from most other registrants in that our disclosures are located in various parts of our regulatory filings, including Notes 1, 4, 6, 9, and 11 to our Consolidated Financial Statements in this 2002 Report on Form 10-K. In addition, we prepared schedules as of September 30, 2002 suggested by the SEC in FR -61. Information in the following table is in thousands as of September 30, 2002:

	Payments Due by Period				
Contractual Obligations	**Total**	**2003**	**2004-2005**	**2006-2007**	**2008 and thereafter**
Gross Capital Lease Obligations	$ 48,656	$ 4,048	$ 7,364	$ 5,897	$ 31,347
Operating Leases	97,250	15,883	26,011	19,994	35,362
Unconditional Purchase Obligations*	-	-	-	-	-
Total Contractual Cash Obligations	$ 145,906	$ 19,931	$ 33,375	$ 25,891	$ 66,709

* - There are no unconditional purchase obligations other than inventory and property, plant and equipment purchases in the ordinary course of business.

As of September 30, 2002, other than our off-balance sheet asset securitization facility ($16.6 million as of September 30, 2002), we did not have, and were not subject to, any other lines of credit, standby letters of credit, guarantees, standby repurchase obligations, or other commercial commitments.

Disclosures about Certain Trading Activities that Include Non-Exchange Traded Contracts Accounted for at Fair Value

We do not have any trading activities that include non-exchange traded contracts accounted for at fair value.

Disclosures about Effects of Transactions with Related and Certain Other Parties

We have disclosed the effects of transactions with a related party in Note 1 to our Consolidated Financial Statements in this 2002 Report on Form 10-K. There were no other significant transactions with related and certain other parties.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for us for business combinations completed subsequent to June 30, 2001. SFAS No. 142 will be effective for our first quarter of fiscal 2003 for existing goodwill and intangible assets. The impact of SFAS No. 142 will result in eliminating approximately $5.1 million of annual amortization of goodwill. However, we will be required to perform annual impairment tests to determine goodwill impairment, if any, which could materially affect the results in any given period.

SFAS No. 142 requires that we perform a transitional goodwill impairment evaluation. Step one of the evaluation requires that we perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. We are required to adopt SFAS No. 142 effective October 1, 2002 and to complete our step one evaluation by March 31, 2003.

Subsequent to September 30, 2002, we completed step one of the evaluation and concluded that we have material goodwill impairment, since the estimated fair value based on expected future discounted cash flows to be generated from each location, was significantly less than the carrying values.

We are in the process of completing the second step of the transitional impairment test for these locations. In the second step, we must compare the implied fair value of each location's goodwill, determined by allocating its fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation for an acquired business, to its carrying amount, both of which would be measured at the date of adoption. The second step of the evaluation is required to be completed as soon as possible, but no later than September 30, 2003. In connection with allocating the fair value of the locations to the various assets and liabilities, we are in the process of obtaining independent valuations of unrecognized intangible assets and fixed assets. Upon completion of step two, any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of operations.

In December 2002, the primary customer of our San Diego facility provided notice of its intent to move two new programs to other non-Plexus facilities during our second fiscal quarter of 2003. As a consequence, we intend to close the San Diego facility by the end of June 2003. We anticipate recording pre-tax restructuring charges of approximately $35 million to $45 million associated with the closing of the San Diego facility in the first quarter of fiscal 2003. These restructuring charges will include both an additional impairment of goodwill and the initial SFAS No. 142 impairment evaluation as of October 1, 2002. As of September 30, 2002, we have unamortized goodwill of approximately $20.4 million associated with the San Diego facility. As a result of these actions and the newly required periodic review of goodwill under SFAS No. 142, this amount will be fully written off in the first quarter of fiscal 2003.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. SFAS No. 143 will be effective for our first quarter of fiscal 2003 and is not expected to have a material effect on our financial position or results of operations.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. SFAS No. 144 will be effective for our first quarter of fiscal 2003. We are currently evaluating the impact of SFAS No. 144.

In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. The Statement rescinds SFAS No. 4 and requires that only unusual or infrequent gains and losses from extinguishment of debt should be classified as extraordinary items, consistent with APB 30. This statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 will be effective for our first quarter of fiscal 2003 and are not expected to have a material effect on our financial position or result of operations. The remaining provisions of this statement became effective for us starting May 15, 2002 and did not have a material effect on our financial position or results of operations.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We are currently evaluating the impact of SFAS No. 146. Restructuring charges recorded in fiscal 2002 and 2001, as discussed in Note 10, were recorded in accordance with Issue 94-3.

RISK FACTORS

Our customer requirements and operating results vary significantly from quarter to quarter, which could negatively impact the price of our common stock.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume of customer orders relative to our capacity
- the level and timing of customer orders, particularly in light of the fact that some of our customers release a significant percentage of their orders during the last few weeks of a quarter
- the typical short life cycle of our customers' products
- market acceptance of and demand for our customers' products
- changes in our sales mix to our customers
- the timing of our expenditures in anticipation of future orders
- our effectiveness in managing manufacturing processes
- changes in cost and availability of labor and components
- changes in economic conditions
- local events that may affect our production volume, such as local holidays.

The EMS industry is impacted by the state of the U.S. and global economies and world events. A continued slowdown in the U.S. or global economies, or in particular in the industries served by us, may result in our customers further reducing their forecasts. Our sales have been, and are expected to continue to be, impacted by the slowdown in the networking/datacommunications, industrial and computer markets, which more recently have been further impacted by reduced end-market demand and reduced availability of capital resources to fund existing and emerging technologies. These factors contributed substantially to the decline in our fiscal 2002 net sales. As a result, the demand for our services could continue to be weak or decrease, which in turn would impact our sales, capacity utilization, margins and results.

Due to the nature of turnkey manufacturing services, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in material costs and availability, and the degree of capacity utilization in the manufacturing process.

The majority of our sales comes from a small number of customers and if we lose any of these customers, our sales and operating results could decline significantly.

Sales to our ten largest customers have represented a majority or near majority of our sales in recent periods. Our ten largest customers accounted for approximately 48 percent, 51 percent and 63 percent of our net sales for the years ended September 30, 2002, 2001 and 2000, respectively. The identities of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, could seriously harm our business. For example, the primary customer of our San Diego, California facility provided us notice in December 2002 of its intent to move two new programs to other non-Plexus facilities during our second fiscal quarter of 2003; as a consequence, we are closing that facility and taking significant restructuring charges in the first quarter of fiscal 2003. If we are not able to replace expired, canceled or reduced contracts with new business on a timely basis, our sales will decrease.

Our customers may cancel their orders, change production quantities or delay production.

Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons which are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur in response to the slowdown in the networking/datacommunications/telecom, industrial/commercial and computer industries as a result of the overall weakness of the economy.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few fiscal years, we may not have sufficient capacity at any given time to meet all of our customers' demands or to meet the requirements of a specific project.

We may have significant new customer relationships with emerging companies, which may present more risks than with established companies.

We currently anticipate that a significant percentage of our sales will continue to be to emerging companies, including start-ups, particularly in the networking/datacommunications market. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve may not meet our expectations. In anticipation of future activities under these programs, we incur substantial expenses as we add personnel and manufacturing capacity and procure materials. Because emerging companies do not have a history of operations, it will be harder for us to anticipate needs and requirements than with established customers. Our operating results will be harmed if sales do not develop to the extent and within the time frame we anticipate.

Customer relationships with emerging companies also present special risks. For example, because they do not have an extensive product history, there is less demonstration of market acceptance of their products. Also, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or we previously experienced. This tightening of financing for start-up customers, together with many start-up customers' lack of prior earnings and unproven product markets increase our credit risk, especially in accounts receivable and inventories. Although we adjust our reserves for accounts receivable and inventories for all customers, including start-up customers, based on the information available, these reserves may not be adequate.

Failure to manage our growth and our contraction may seriously harm our business.

We have experienced rapid growth in recent years, both internally and through acquisitions, even though the most recent periods have seen reductions in sales levels. This growth has placed, and will continue to place, significant strain on our operations. To manage our growth effectively, we must continue to improve and expand our financial, operational and management information systems; continue to develop the management skills of our managers and supervisors; and continue to train, manage and motivate our employees. If we are unable to manage our growth effectively, our operating results could be harmed.

Periods of contraction or reduced sales, such as fiscal 2002, also create tensions and challenges. We must determine whether all facilities remain productive and determine how to respond to changing levels of customer demand. While maintenance of facilities increases short-term costs, too much capacity reduction could impair our ability to respond to later market improvements or to maintain customer relationships. Our decisions as to how to reduce costs and capacity can affect our results in both the short-term and long-term.

We have a licensing arrangement for new ERP software and related information systems. Conversions to new software and systems are complicated processes, and can cause management and operational disruptions which may affect us. Information flow and production could also be affected if the new software and systems do not perform as we expect.

We may fail to successfully complete future acquisitions and may not successfully integrate acquired businesses, which could adversely affect our operating results.

We have pursued a strategy that has included growth through acquisitions. We cannot assure you that we will be able to successfully complete future acquisitions, due primarily to increased competition for the acquisition of electronics manufacturing service operations. If we are unable to acquire additional businesses, our growth could be inhibited. Similarly, we cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions, such as MCMS or future acquisitions. Acquisitions involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as the:

- inability to integrate successfully our acquired operations' businesses and personnel
- inability to realize anticipated synergies, economies of scale or other value
- difficulties in scaling up production and coordinating management of operations at new sites
- strain placed on our personnel, systems and resources
- possible modification or termination of an acquired business customer programs, including cancellation of current or anticipated programs
- loss of key employees of acquired businesses.

Financial risks, such as the:

- use of cash resources, or incurrence of additional debt and related interest costs
- dilutive effect of the issuance of additional equity securities
- inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins at acquired entities to Plexus' desired levels
- incurrence of large write-offs or write-downs
- impairment of goodwill and amortization of other intangible assets
- unforeseen liabilities of the acquired businesses.

Expansion of our business and operations may negatively impact our business.

We may expand our operations by establishing or acquiring new facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of our business and operations involves numerous business risks, including the:

- inability to successfully integrate additional facilities or capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by the new business
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- creation of excess capacity, and the need to reduce capacity elsewhere if anticipated sales or opportunities do not materialize
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial, management, technical and information systems and resources
- disruption in manufacturing operations
- incurrence of significant costs and expenses
- inability to locate enough customers or employees to support the expansion.

Operating in foreign countries exposes us to increased risks.

As part of the MCMS acquisition in January 2002, we acquired operations located in China and Malaysia. In addition, we acquired operations in Mexico and the United Kingdom in fiscal 2000. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in Mexico and the United Kingdom, and had no prior experience in China and Malaysia. We also purchase a significant number of components manufactured in foreign countries. Because of these international aspects of our operations, we are subject to the following risks that could materially impact our operating results:

- economic or political instability
- transportation delays or interruptions and other effects of less developed infrastructure in many countries
- foreign exchange rate fluctuations
- utilization of different systems and equipment
- difficulties in staffing and managing foreign personnel and diverse cultures
- the effects of international political developments.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our Mexico based operation utilizes the Maquiladora program, which provides reduced tariffs and eases import regulations, and we could be adversely affected by changes in that program. Also, the newly acquired Chinese and Malaysian subsidiaries currently receive favorable tax treatment from the governments in those countries for approximately 4 to 10 years, which may or may not be renewed.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- develop and market manufacturing services which meet changing customer needs
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

We rely on a limited number of suppliers for many components used in the assembly process. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. During fiscal 2000 and early fiscal 2001, component shortages were prevalent in our industry, and in certain areas recur from time to time. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue from time to time. An increase in economic activity could also result in shortages, if manufacturers of components do not adequately anticipate the increased orders. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with customers and reduce our sales.

A significant portion of our sales is derived from turnkey manufacturing in which we provide materials procurement. While most of our customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, component price increases could adversely affect our operating results.

Our turnkey manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the materials required for designing, product assembling and manufacturing. These services involve greater resource investment and inventory risk management than consignment services, where the customer provides these materials. Accordingly, various component price increases and inventory obsolescence could adversely affect our selling price, gross margins and operating results.

In our turnkey operations, we need to order parts and supplies based on customer forecasts, which may be for a larger quantity of product than is included in the firm orders ultimately received from those customers. Customers' cancellation or reduction of orders can result in expenses to us. While many of our customer agreements include provisions which require customers to reimburse us for excess inventory specifically ordered to meet their forecasts, we may not actually be reimbursed or be able to collect on these obligations. In that case, we could have excess inventory and/or cancellation or return charges from our supplies.

Start-up costs and inefficiencies related to new programs can adversely affect our operating results.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs. These factors also affect our ability to efficiently use labor and equipment. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term.

We are subject to extensive government regulations.

We are also subject to environmental regulations relating to the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing process. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

In addition, our medical device business, which represented approximately 28 percent of our fiscal year 2002 sales, is subject to substantial government regulation, primarily from the FDA and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these rules can result in, among other things, our and our customers' being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, total or partial suspension of production, failure of the government to grant pre-market clearance or record approvals for projections or the withdrawal of marketing approvals. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. In addition, the failure or noncompliance could have an adverse effect on our reputation.

Products we manufacture may contain design or manufacturing defects which could result in reduced demand for our services and liability claims against us.

We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing errors or failures. Defects have been discovered in products we manufactured in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be impaired. In addition, these defects may result in liability claims against us. Even if customers are responsible for the defects, they may or may not be able to assume responsibility for any costs or payments.

Our products are for the electronics industry, which produces technologically advanced products with short life cycles.

Factors affecting the electronics industry, in particular the short life cycle of products, could seriously harm our customers and, as a result, us. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which result in short product life cycles
- the inability of our customers to develop and market their products, some of which are new and untested
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Increased competition may result in decreased demand or prices for our services.

The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidations and other changes in the electronics manufacturing services industry result in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services
- be better positioned to compete on price for their services.

We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or increase their competition with us. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We may fail to secure or maintain necessary financing.

We have made and intend to continue to make substantial capital expenditures to expand our operations, acquire businesses and remain competitive in the rapidly changing electronics manufacturing services industry. Our ability to borrow under our current credit facility is dependent upon compliance with various financial covenants. As a result of first quarter 2003 restructuring charges, we anticipate that we will not meet certain financial covenants of our unsecured revolving credit facility for the quarter ending December 31, 2002. We therefore plan to terminate our unsecured revolving credit facility prior to December 31, 2002. It is our intention to seek to replace the revolving credit facility. However we cannot assure whether, or under what terms, a new credit facility will be available.

Our future success may depend on our ability to obtain financing and capital to support our continued growth and operations, including our working capital needs. We may seek to raise capital by:

- issuing additional common stock or other equity securities
- issuing debt securities
- obtaining new credit facilities
- obtaining off-balance-sheet financing.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional financing and capital may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is significant, and the loss of key employees, generally none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly and experienced declines in recent periods. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to our company, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and especially the Nasdaq Stock Market along with market prices for technology companies in particular, have experienced extreme volatility and weakness that has often been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility and weakness in Plexus' stock price could mean that investors will not be able to sell their shares at or above the prices which they pay. The volatility and weakness could also impair Plexus' ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. To reduce such risks, we selectively use financial instruments. A discussion of our accounting policy for derivative financial instruments is incorporated by reference from our Consolidated Financial Statements and Notes thereto, in this Form 10-K, within Note 1--"Description of Business and Significant Accounting Policies."

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our fiscal 2002 expansion into additional international markets (Malaysia and China) may increase the complexity and size of our foreign exchange risk. As of September 30, 2002, our foreign currency contracts were scheduled to mature in less than three months and were not material.

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions. We currently do not use any interest-rate swaps or other types of derivative financial instruments to hedge interest rate risk.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our credit facilities and asset securitization facility. Interest on borrowings is computed at the applicable Eurocurrency rate on the agreed currency. A 10 percent change in our weighted average interest rate on average long-term borrowings would have impacted net interest expense by approximately $0.4 million, $0.6 million and $0.3 million for fiscal 2002, 2001 and 2000 respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See following "List of Financial Statements and Financial Statement Schedules," and accompanying reports, statements and schedules, which follow beginning on page 31.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" in the Registrant's Proxy Statement for its 2003 Annual Meeting of Shareholders ("2003 Proxy Statement") and from "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance" in the 2003 Proxy Statement and "Executive Officers of the Registrant" in Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Election of Directors – Directors' Compensation" and "Executive Compensation" in the 2003 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2003 Proxy Statement.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all Plexus equity compensation plans through September 30, 2002).

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	4,481,949	$ 19.40	2,476,951
Equity compensation plans not approved by securityholders	-0-	n/a	-0-
Total (3)	4,481,949	$ 19.40	2,476,951

---

(1) Represents options granted under the Plexus 1998 Stock Option Plan or the 1995 Directors' Stock Option Plan (the "Option Plans"), which were approved by shareholders.

(2) Includes additional options which may be granted under the Option Plans, and authorized shares which have not yet been purchased by employees under the Plexus 2000 Employee Stock Purchase Plan.

(3) In addition, there are outstanding options to purchase 61,791 shares, at a weighted average price of $17.54, under option plans of acquired companies. Options under these plans were converted into options to acquire Plexus stock in the respective mergers. Plexus cannot grant additional options under the plans of the acquired companies.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Incorporated herein by reference to "Certain Transactions" in the 2003 Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* Plexus and the certifying officers of this report have implemented disclosure controls and procedures, as defined in Rules 13d - 14(c) and 15d - 14(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to ensure that material information relating to Plexus is made known to the signing officers, and consequently reflected in periodic SEC reports. These controls and procedures have been augmented and further formalized in part in response to the adoption of the Sarbanes-Oxley Act of 2002, but build upon already existing practices. Plexus and those officers have evaluated for this report the effectiveness of those disclosure controls and procedures within 90 days prior to filing of this report, and will similarly review them for future filings. Based upon this evaluation, Plexus and the certifying officers believe that these disclosure controls and procedures are effective, in bringing to their attention on a timely basis, material information relating to Plexus required to be included in Plexus' periodic filings under the Exchange Act.

(b) *Changes in internal controls.* During the period since the evaluation referred to above, there were not any significant changes in Plexus's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with respect to significant deficiencies and material weaknesses.

(c) *Asset-backed issuers.* Not applicable.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

1. and 2. Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 31 which is incorporated herein by reference.

3. Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference.

(b) Reports on Form 8-K. Plexus did not file any Reports on Form 8-K in the fourth quarter of fiscal 2002.

PLEXUS CORP.
List of Financial Statements
September 30, 2002

<u>Contents</u> <u>Pages</u>

Report of Independent Accountants

To the Shareholders and
Board of Directors
of Plexus Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 30, 2002 and September 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Milwaukee, WI
October 24, 2002, except for certain
information in Notes 4 and 14 as to
which the date is December 13, 2002.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Net sales	$ 883,603	$1,062,304	$ 751,639
Cost of sales	802,283	930,514	644,475
Gross profit	81,320	131,790	107,164
Operating expenses:			
Selling and administrative expenses	66,921	55,844	35,049
Amortization of goodwill	5,203	4,022	1,114
Restructuring costs	12,581	1,926	-
Acquisition and merger costs	251	1,610	1,131
	84,956	63,402	37,294
Operating income (loss)	(3,636)	68,388	69,870
Other income (expense):			
Interest expense	(3,821)	(6,448)	(2,579)
Miscellaneous	1,631	3,426	1,338
Income (loss) before income taxes	(5,826)	65,366	68,629
Income tax expense (benefit)	(1,753)	26,216	28,433
Net income (loss)	$ (4,073)	$ 39,150	$ 40,196
Earnings per share:			
Basic	$ (0.10)	$ 0.95	$ 1.12
Diluted	$ (0.10)	$ 0.91	$ 1.04
Weighted average shares outstanding:			
Basic	41,895	41,129	36,026
Diluted	41,895	43,230	38,732

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 30, 2002 and 2001
(in thousands, except per share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,347	$ 84,591
Short-term investments	53,025	20,775
Accounts receivable, net of allowances of $4,200 and $6,500, respectively	95,903	114,055
Inventories	94,032	135,409
Deferred income taxes	21,283	13,662
Prepaid expenses and other	14,221	10,317
Total current assets	341,811	378,809
Property, plant and equipment, net	170,834	145,928
Goodwill, net	64,957	70,514
Deferred income taxes	355	3,624
Other	5,988	3,650
Total assets	$583,945	$602,525
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 1,652	$ 8,175
Accounts payable	67,310	52,307
Customer deposits	13,904	16,051
Accrued liabilities:		
Salaries and wages	17,505	15,505
Other	21,586	9,716
Total current liabilities	121,957	101,754
Long-term debt and capital lease obligations, net of current portion	25,356	70,016
Other liabilities	5,943	3,903
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, and 42,030 and 41,757 issued and outstanding, respectively	420	418
Additional paid-in capital	256,584	251,932
Retained earnings	170,818	174,891
Accumulated other comprehensive income (loss)	2,867	(389)
	430,689	426,852
Total liabilities and shareholders' equity	$583,945	$602,525

The accompanying notes are an integral part of these consolidated financial statements

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
for the years ended September 30, 2002, 2001 and 2000
(in thousands)

	Common Stock		Additional		Accumulated	
	Shares	Amount	Paid-In Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balances, October 1, 1999	**17,545**	**$ 175**	**$ 51,425**	**$ 94,803**	**$ -**	**$146,403**
Comprehensive income:						
Net income	-	-	-	40,196	-	40,196
Foreign currency translation adjustments	-	-	-	-	(285)	(285)
Total comprehensive income						39,911
Effect of Agility pooling	375	4	3	1,578	-	1,585
Exercise of stock options, including tax benefits	623	6	21,457	-	-	21,463
Two-for-one common stock split, August 31, 2000	18,511	186	(186)	-	-	-
Balances, September 30, 2000	**37,054**	**371**	**72,699**	**136,577**	**(285)**	**209,362**
Comprehensive income:						
Net income	-	-	-	39,150	-	39,150
Foreign currency hedges and translation adjustments	-	-	-	-	(104)	(104)
Total comprehensive income						39,046
Issuances of common stock	3,544	35	166,140	-	-	166,175
Effect of e2E pooling	463	5	2,473	(836)	-	1,642
Exercise of stock options, including tax benefits	696	7	10,620	-	-	10,627
Balances, September 30, 2001	**41,757**	**418**	**251,932**	**174,891**	**(389)**	**426,852**
Comprehensive income (loss):						
Net loss	-	-	-	(4,073)	-	(4,073)
Foreign currency hedges and translation adjustments					3,277	3,277
Other	-	-	-	-	(21)	(21)
Total comprehensive loss						(817)
Issuances of common stock	132	1	2,398	-	-	2,399
Exercise of stock options, including tax benefits	141	1	2,254	-	-	2,255
Balances, September 30, 2002	**42,030**	**$ 420**	**$ 256,584**	**$ 170,818**	**$ 2,867**	**$ 430,689**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities			
Net income (loss)	$ (4,073)	$ 39,150	$ 40,196
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation and amortization	36,604	29,890	16,307
Non-cash restructuring charges	4,890	103	-
Net (repayments) borrowings under asset securitization facility	(6,305)	22,916	-
Income tax benefit of stock option exercises	984	7,420	13,123
Provision for inventories and accounts receivable allowances	19,190	17,584	6,849
Deferred income taxes	(4,352)	(1,287)	(1,924)
Changes in assets and liabilities:			
Accounts receivable	33,444	11,334	(51,204)
Inventories	34,414	78,455	(118,102)
Prepaid expenses and other	(3,462)	(6,087)	(61)
Accounts payable	7,504	(66,825)	27,623
Customer deposits	(2,152)	5,624	1,087
Accrued liabilities	14,388	(14,244)	14,351
Other	(619)	(4,554)	363
Cash flows provided by (used in) operating activities	130,455	119,479	(51,392)
Cash flows from investing activities			
Purchases of short-term investments	(52,550)	(57,475)	(48,042)
Sales and maturities of short-term investments	20,300	36,700	65,266
Payments for property, plant and equipment	(30,760)	(54,560)	(44,228)
Proceeds on sale of property, plant and equipment	561	48	52
Payments for business acquisitions, net of cash acquired	(41,985)	(32,600)	(73,388)
Cash flows used in investing activities	(104,434)	(107,887)	(100,340)
Cash flows from financing activities			
Proceeds from debt	190,437	167,361	265,268
Payments on debt and capital lease obligations	(242,797)	(269,018)	(132,204)
Proceeds from exercise of stock options	1,271	3,207	8,347
Issuances of common stock	2,399	166,175	-
Cash flows provided by (used in) financing activities	(48,690)	67,725	141,411
Effect of foreign currency translation on cash	1,425	(19)	(292)
Net increase (decrease) in cash and cash equivalents	(21,244)	79,298	(10,613)
Cash and cash equivalents, beginning of year	84,591	5,293	15,906
Cash and cash equivalents, end of year	$ 63,347	$ 84,591	$ 5,293

The accompanying notes are an integral part of these consolidated financial statements

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. provides product realization services to original equipment manufacturers (OEMs) in the networking/datacommunications, medical, industrial, computer and transportation industries. The Company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build, distribution and test/repair.

The contract manufacturing services are provided on either a turnkey basis, whereby the Company procures certain or all of the materials required for product assembly, or on a consignment basis, where the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Turnkey manufacturing currently represents over 90 percent of the Company's sales.

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries (together "the Company"). All significant intercompany transactions have been eliminated.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. At September 30, 2002, 2001 and 2000, such unrealized gains and losses were not material. In addition, there were no realized gains or losses in fiscal 2002, 2001 and 2000.

Short-term investments as of September 30, 2002 and 2001 consist primarily of state and municipal securities. As of September 30, 2002 and 2001 cash and cash equivalents included the following securities:

	2002	2001
Money market funds and other	$ 20,154	$ 64,031
U.S. corporate and bank debt	15,083	11,094
State and municipal securities	-	5,160
	$ 35,237	$ 80,285

Inventories: Inventories are valued primarily at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons which are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-40 years
Machinery and equipment	3-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

Goodwill, net: Goodwill associated with acquisitions completed prior to June 30, 2001 is amortized using the straight-line method for periods of up to 15 years. As of September 30, 2002 and 2001, goodwill is recorded net of accumulated amortization of $11.9 million and $5.6 million, respectively.

Impairment of Long-Lived Assets: The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparison of its carrying amount to future net cash flows which the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, plant and equipment, if any, exceeds its fair market value. The Company assesses the recoverability of goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future net cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting the Company's average cost of funds. As of September 30, 2002, no adjustments to the carrying value of the Company's long-lived assets were required.

Revenue Recognition: Revenue is recognized primarily when products are shipped. Revenue and profit relating to product design and development contracts, which are short-term in duration, usually twelve months or less, are recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Revenue from design and development contracts is less than 10 percent of total revenue in fiscal 2002, 2001 and 2000. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content.

Restructuring Costs: From time to time, the Company has recorded restructuring costs in response to the reduction in its sales levels and reduced capacity utilization. These restructuring costs included employee severance and benefit costs, costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment. These charges were incurred pursuant to plans developed by management. The recognition of these charges required that the Company make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activities. The estimates of future liabilities may change, requiring the recording of additional charges or reductions of liabilities recorded. Severance and benefit costs are recorded when the Company has committed to a restructuring plan. For leased facilities that will be abandoned and subleased, the estimated lease loss is accrued for future lease payments subsequent to abandonment, less estimated sublease income at the commitment date. For equipment, the impairment losses recognized are based on the fair value estimated using existing market prices for similar assets less costs to sell.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in the statement of operations. Exchange gains and losses on foreign currency transactions were not significant for the years ended September 30, 2002, 2001 and 2000, respectively.

Derivatives: The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income. The computation of diluted earnings per common share reflects additional dilution from stock options, unless such shares are antidilutive.

New Accounting Pronouncements: In July 2001, SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" were issued. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. SFAS No. 141 was effective for business combinations completed subsequent to June 30, 2001. SFAS No. 142 will be effective for the Company's first quarter of fiscal 2003 for existing goodwill and intangible assets. The impact of SFAS 142 will result in eliminating approximately $5.1 million of annual amortization of goodwill. However, the Company will need to perform annual impairment tests to determine goodwill impairment, if any, which could materially effect the results in any given period.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. Subsequently, the recorded liability will be accreted to its present value and the capitalized costs will be depreciated. SFAS No. 143 will be effective for the Company's first quarter of fiscal 2003 and is not expected to have a material effect on its financial position or results of operations.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. SFAS No. 144 will be effective for the Company's first quarter of fiscal 2003. The Company is currently evaluating the impact of SFAS No. 144.

In May 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. The Statement rescinds SFAS No. 4 and requires that only unusual or infrequent gains and losses from extinguishment of debt should be classified as extraordinary items, consistent with APB 30. This statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 will be effective for the Company's first quarter of fiscal 2003 and are not expected to have a material effect on the Company's financial position or result of operations. The remaining provisions of this statement became effective for the Company starting May 15, 2002 and did not have a material effect on the Company's financial position or results of operations.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company is currently evaluating the impact of SFAS No. 146.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. The fair value of long-term debt and capital lease obligation is approximately $20.6 million as of September 30, 2002. The Company uses quoted market prices when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. The Company's cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

Related Party Transactions: The Company has provided certain engineering design and development services for MemoryLink Corp. ("MemoryLink"), which develops electronic products. The former Chairman of the Board of the Company is a shareholder and director of MemoryLink. The Company had no sales to MemoryLink during fiscal 2002 and $0.9 million and $2.9 million in fiscal 2001 and 2000, respectively. At September 30, 2001, the Company had accounts receivable of $1.5 million from MemoryLink, which was fully reserved in its allowance for doubtful accounts. During fiscal 2002, the Company received cash payments totaling $0.3 million and converted the remaining accounts receivable into a minority equity interest in MemoryLink valued at $1.3 million for purposes of the exchange. As of September 30, 2002, the minority equity interest is recorded net of a $1.3 million reserve in other assets in the accompanying Consolidated Balance Sheets.

Reclassifications: Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 2002 presentation.

2. Inventories

Inventories as of September 30, 2002 and 2001, consist of (in thousands):

	2002	2001
Assembly parts	$ 64,085	$ 98,483
Work-in-process	24,507	31,911
Finished goods	5,440	5,015
	$ 94,032	$ 135,409

3. Property, Plant and Equipment

Property, plant and equipment as of September 30, 2002 and 2001, consist of (in thousands):

	2002	2001
Land, buildings and improvements	$ 74,541	$ 58,073
Machinery and equipment	183,408	153,982
Construction in progress	33,236	14,506
	291,185	226,561
Less accumulated depreciation and amortization	120,351	80,633
	$170,834	$145,928

Included in construction in process is $17.1 million and $7.1 million, respectively of unamortized software implementation costs as of September 30, 2002 and 2001.

Assets held under capital leases and included in property, plant and equipment as of September 30, 2002 and 2001, consist of (in thousands):

	2002	2001
Buildings and improvements	$23,691	$21,880
Machinery and equipment	7,494	7,220
	31,185	29,100
Less accumulated amortization	5,667	3,012
	$25,518	$26,088

Amortization of assets held under capital leases totaled $2.7 million and $2.8 million for fiscal 2002 and 2001, respectively. Capital lease additions of $1.5 million, $22.4 million and $6.7 million for fiscal 2002, 2001 and 2000, respectively, have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

4. Debt and Capital Lease Obligations

Debt as of September 30, 2002 and 2001, consists of (in thousands):

	2002	2001
Capital lease obligations with a weighted average interest rate of 9.3% and 9.5%, respectively	$ 27,008	$ 26,544
Unsecured revolving credit facility with a weighted average interest rate of 2.9% and 5.0%, respectively	-	44,601
Notes payable on demand to the former shareholders of Keltek with a weighted average interest rate of 4.4%	-	6,915
Other notes and obligations	-	131
	27,008	78,191
Less current portion	1,652	8,175
	$ 25,356	$ 70,016

On October 25, 2000, the Company entered into an unsecured revolving credit facility (the "Credit Facility") with a group of banks. Effective November 9, 2002, the Company reduced its maximum borrowing capacity to $150 million from $250 million. As of September 30, 2002, no amounts were outstanding and the available borrowing capacity was approximately $52 million. Borrowing capacity utilized under the Credit Facility will be either through revolving or other loans or through guarantees of commercial paper issued by the Company. Interest on borrowings is computed at the applicable eurocurrency rate on the agreed currency, plus margin and any commitment fee. The Credit Facility matures on October 25, 2003 and requires among other things maintenance of minimum interest expense coverage and maximum leverage ratios. During fiscal 2002, Plexus, along with its banking partners, amended the Credit Facility to allow the Company to revise certain covenants and be in compliance with these covenants. The amendment was occasioned by the effect of the Company's restructuring costs and acquisition and merger costs on compliance with prior covenants.

On July 14, 2000, the Company acquired all the outstanding capital stock of Keltek (Holdings) Limited ("Keltek"). In connection with this acquisition, the Company issued a note payable on demand. Interest was computed at 1 percent below three-month sterling LIBOR borrowing. The note payable was repaid in April 2002.

The Company leases certain equipment and manufacturing facilities, located in Europe and California, which have been recorded as capital leases and expire on various dates through 2016 subject to renewal options.

There was no debt outstanding as of September 30, 2002. The aggregate scheduled maturities of the Company's debt and its obligations under capital leases as of September 30, 2002, are as follows (in thousands):

2003	$ 4,048
2004	3,908
2005	3,456
2006	2,927
2007	2,970
Thereafter	31,347
	48,656
Interest portion of capital leases	21,648
Total	$ 27,008

In fiscal 2001, the Company entered into and amended an agreement to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned limited-purpose subsidiary of the Company. As of September 30, 2002, the total available funding amount under the asset securitization facility was approximately $24 million, of which $16.6 million was utilized. As a result, accounts receivable has been reduced by $16.6 million of off-balance sheet financing. ABS is a separate corporate entity that sells participating interests in a pool of the Company's accounts receivable to financial institutions. The financial institutions then receive an ownership and security interest in the pool of receivables. Accounts receivable sold to financial institutions, if any, are reflected as a reduction to accounts receivable in the consolidated balance sheets. The Company has no risk of credit loss on such receivables as they are sold without recourse. The Company retains collection and administrative responsibilities on the participation interest sold as services for ABS and the financial institutions. The agreement expires in September 2003. For the fiscal years ended September 30, 2002 and 2001, the Company incurred financing costs of $0.6 million and $1.9 million, respectively. These financing costs are included in interest expense in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). In addition, the net borrowings/(repayments) under the agreement are included in the cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

In April and December 2002, we, along with our banking partners, amended our receivables purchase agreement to allow us to revise certain covenants and be in compliance with these covenants.

Cash paid for interest in fiscal 2002, 2001 and 2000 was $4.4 million, $7.3 million and $1.1 million, respectively.

Income Taxes

Income tax expense for fiscal 2002, 2001 and 2000 consists of (in thousands):

	2002	2001	2000
Currently payable:			
Federal	$ 1,835	$ 22,006	$ 23,895
State	97	3,211	6,207
Foreign	1,361	2,286	255
	3,293	27,503	30,357
Deferred:			
Federal expense (benefit)	322	(904)	(1,552)
State benefit	(3,902)	(383)	(372)
Foreign benefit	(1,466)	-	-
	(5,046)	(1,287)	(1,924)
	$ (1,753)	$ 26,216	$ 28,433

Following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2002, 2001 and 2000:

	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase resulting from:			
State income taxes, net of Federal income tax benefit	26.4	2.8	5.4
Non-deductible goodwill and merger costs	(21.8)	1.0	-
Other, net	(9.6)	1.3	1.0
Effective income tax rate	30.0%	40.1%	41.4%

The components of the net deferred income tax asset as of September 30, 2002 and 2001, consist of (in thousands):

	2002	2001
Deferred income tax assets:		
Inventories	$ 7,577	$ 7,679
Accrued benefits	3,335	2,377
Allowance for bad debts	2,118	1,394
Loss carryforwards	14,894	6,255
Other	3,346	3,174
	31,270	20,879
Deferred income tax liabilities:		
Property, plant and equipment	9,632	3,593
Net deferred income tax asset	$ 21,638	$ 17,286

The Company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.

As of September 30, 2002, the Company has approximately $17.3 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The Company has acquired federal net operating losses of $17.0 million which are available to reduce future federal taxable income. The

Company also has federal net operating losses totaling $20.5 million, which will be carried back to offset prior years' taxes. These loss carryforwards expire in varying amounts through 2022.

Cash paid for income taxes in fiscal 2002, 2001 and 2000 was $5.2 million, $23.4 million and $15.1 million, respectively.

6. Shareholders' Equity

In October 2001, pursuant to Board of Directors approval, the Company announced a common stock buyback program which permits it to acquire up to 1.0 million shares for an amount not to exceed $25.0 million. In October 2002, the Board of Directors lifted the share limit to 6.0 million shares. To date, no shares have been repurchased.

During the first quarter of fiscal 2001, the Company issued 3.45 million shares of common stock at an offering price to the public of $50 per share. The Company received net proceeds of approximately $164.3 million after discounts and commissions to the underwriters of approximately $8.2 million. Additional expenses were approximately $0.6 million.

On August 1, 2000, the Company declared a two-for-one stock split payable in the form of a stock dividend of one share of common stock for every share of common stock outstanding. The new common stock was issued on August 31, 2000, to holders of record as of August 22, 2000. Share and per share amounts, where required, have been restated to reflect this stock split.

Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in capital.

7. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year ended September 30,		
	2002	2001	2000
Basic earnings per share:			
Net income (loss)	$ (4,073)	$ 39,150	$ 40,196
Basic weighted average shares outstanding	41,895	41,129	36,026
Basic earnings per share	$ (0.10)	$ 0.95	$ 1.12
Diluted earnings per share:			
Net income (loss)	$ (4,073)	$ 39,150	$ 40,196
Weighted average shares outstanding	41,895	41,129	36,026
Dilutive effect of stock options	-	2,101	2,706
Diluted weighted average shares outstanding	41,895	43,230	38,732
Diluted earnings per share	$ (0.10)	$ 0.91	$ 1.04

For the years ended September 30, 2002 and 2001, stock options to purchase approximately 1.8 million and 85,000 shares of common stock, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common shares, and therefore their effect would be antidilutive. There were no antidilutive stock options for the year ended September 30, 2000.

8. Acquisitions and Mergers

Acquisitions: In January 2002, the Company acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. The Company acquired these assets primarily to provide electronic manufacturing services in Asia and increase its customer base. The Company recorded the acquisition utilizing the accounting principles promulgated by Statement of Financial Accounting Standards ("SFAS") No.s 141 and 142. The acquisition did not include any interest-bearing debt, but included the assumption of total liabilities of approximately $7.2 million. Based on a third-party valuation, the purchase price was primarily allocated to accounts receivable, inventory and property, plant and equipment. The results from MCMS' operations are reflected in the Company's financial statements from the date of acquisition. No goodwill resulted from this acquisition. The Company incurred approximately $0.3 million of acquisition costs during fiscal 2002 associated with the acquisition of the MCMS operations. Due to unique aspects of this acquisition, pro forma financial information is not meaningful and is therefore not presented. The factors leading to this determination included the selective MCMS assets acquired by the Company, the limited assumption of liabilities and the exclusion of certain customer relationships which were formerly significant to MCMS.

On May 23, 2001, the Company acquired Qtron, Inc., ("Qtron") a privately held electronics manufacturing service provider located in San Diego, California. The Company purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a new manufacturing facility. The excess of the cost over the fair value of the net assets acquired of approximately $24 million has been recorded as goodwill and is being amortized over 15 years. The results of Qtron's operations have been reflected in the Company's financial statements from the date of acquisition. See Note 14.

On July 14, 2000, the Company acquired all of the outstanding capital stock of Keltek, headquartered in Kelso, Scotland, with an additional facility in Maldon, England. The purchase price of $28.9 million consisted of a cash payment of $19.1 million, the assumption of additional liabilities of $2.7 million and the issuance of a $7.1 million note payable. The Company accounted for the acquisition of Keltek using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the net assets acquired of $22.2 million was recorded as goodwill and is being amortized over 15 years. The results of Keltek's operations have been included in the Consolidated Statement of Operations and of Cash Flows for the periods subsequent to July 14, 2000.

On May 23, 2000, the Company acquired the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("the Mexican turnkey operations"), located in Juarez, Mexico for approximately $54.3 million in cash. The Company accounted for the acquisition using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The excess of the cost over fair value of the net assets acquired has been recorded as goodwill and is being amortized over 15 years. The results of the Mexican turnkey operations have been included in the Consolidated Statement of Operations and of Cash Flows for the periods subsequent to May 23, 2000.

Unaudited pro forma revenue, net income, earnings per share-basic and earnings per share-diluted for fiscal 2001 and 2000 as if Qtron, Keltek and the Mexican turnkey operations had been acquired at the beginning of the respective periods were as follows (in thousands, except per share data):

	Twelve Months ended September 30, 2001	Twelve Months ended September 30, 2000
Net sales:		
Plexus	$1,046,862	$ 751,639
Qtron	74,355	55,802
Keltek and Mexican turnkey operations	-	70,161
	$1,121,217	$ 877,602
Net income:		
Plexus	$ 40,723	$ 40,196
Qtron	(3,296)	158
Keltek and Mexican turnkey operations	-	(1,696)
	$ 37,427	$ 38,658
Earnings per share:		
Basic	$ 0.91	$ 1.07
Diluted	$ 0.87	$ 1.00

The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisitions been made during the periods presented or the future results of the combined operations.

On December 31, 1999, the Company acquired certain printed circuit board assembly manufacturing assets in the Seattle, Washington, area from an unrelated party. The total purchase price of the net assets acquired was not material to the assets, shareholders' equity or the operations of the Company. The acquisition was accounted for as a purchase transaction and the results from operations of the acquired assets are reflected only from the date of acquisition.

Mergers: On December 21, 2000, the Company merged with e2E Corporation ("e2E"), a privately held printed circuit board design and engineering service provider for electronic OEMs, through the issuance of 462,625 shares of its common stock. The transaction was accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $1.0 million have been expensed as required. Prior results were not restated, as they would not differ materially from reported results. The net assets of e2E as of the acquisition date have been recorded in the Consolidated Statement of Shareholders' Equity and Comprehensive Income in 2001.

On April 28, 2000, the Company merged with Agility, Incorporated, located in Boston, Massachusetts, through the issuance of 374,997 (pre-split) shares of its common stock. The transaction is being accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $0.7 million ($0.6 million net of income tax benefit) have been expensed as required. Prior results are not restated, as they would not differ materially from reported results.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2002, 2001 and 2000 was approximately $14.6 million, $10.9 million and $12.1 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $1.0 million, $1.0 million and $0.9 million in fiscal 2002, 2001 and 2000, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2003	$15,883
2004	13,724
2005	12,287
2006	10,817
2007	9,177
Thereafter	35,362
	$97,250

10. Restructuring Costs

During fiscal 2002 and 2001, the Company recorded a series of restructuring charges totaling $12.6 million and $1.9 million, respectively. These charges were taken in response to the reduction in the Company's sales levels and reduced capacity utilization. The Company evaluated its cost structure compared to anticipated sales levels and determined that reductions of its work force, consolidation of certain leased facilities, write-downs of certain underutilized assets to fair value and facility closures were necessary to reduce costs to more appropriate levels in line with current and expected customer demand. One facility, located in Minneapolis, Minnesota, was closed in late fiscal 2002 and sold in October 2002. The other facility, which is one of four located in Neenah, Wisconsin, will be phased out of operations by mid-fiscal 2003. Both facilities represent older, owned facilities that are no longer sufficient to service customers' needs and would have required significant investment to upgrade or replace them.

The fiscal 2002 employee termination and severance costs related to the elimination of approximately 700 employees, of which approximately 60 terminations occurred subsequent to September 30, 2002. The fiscal 2001 employee termination and severance costs related to the elimination of approximately 50 employees.

Below are tables summarizing the restructuring activity for fiscal 2002 and 2001:

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Write-downs	Total
Accrued balance, October 1, 2000	$ -	$ -	$ -	$ -
Restructuring charges	642	1,182	102	1,926
Amounts utilized	(563)	(1,182)	(102)	(1,847)
Accrued balance, September 30, 2001	79	-	-	79
Restructuring charges	3,819	3,872	4,890	12,581
Amounts utilized	(3,358)	(915)	(4,890)	(9,163)
Accrued balance, September 30, 2002	$ 540	$ 2,957	$ -	$ 3,497

11. Benefit Plans

Employee Stock Purchase Plan: On March 1, 2000, the Company established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85 percent of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The Company may issue up to 2.0 million shares of its common stock under the plan. The Company issued approximately 132,000 shares of common stock for $2.4 million under the plan during fiscal 2002 and approximately 95,000 shares of common stock for $2.5 million under the plan during fiscal 2001.

401(k) Savings Plans: The Company's 401(k) savings plans cover all eligible employees. The Company matches employee contributions, after one year of service, up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2002, 2001 and 2000 totaled $2.2 million, $2.1 million and $1.8 million, respectively.

Stock Option Plans: The Company has reserved 12.0 million shares of common stock for grant to officers and key employees under an employee stock option plan, of which options for 10.8 million shares have been granted. The exercise price of each option granted shall not be less than the fair market value on the date of grant and options vest over a three-year period from date of grant. The plan also authorizes the Company to grant 600,000 stock appreciation rights, none of which have been granted.

In connection with the SeaMED merger occurring in fiscal 1999, all of the options outstanding under the former SeaMED stock option plans were assumed by the Company and converted into options to purchase shares of the Company's common stock on terms adjusted to reflect the merger exchange ratio. Options to acquire a total of 429,410 SeaMED shares were converted into options to acquire a total of 171,764 (pre-split) Plexus shares. The SeaMED stock option plans are similar to the Plexus plans above and options vest over a four-year period from date of grant. These plans have been terminated; however, the outstanding options, as so adjusted, retain all of the rights, terms and conditions of the respective plans under which they were originally granted until their expiration.

Under a separate stock option plan, each outside director of the Company is granted 1,500 stock options each December 1, with the option pricing similar to the employee plan. These options vest and can be exercised after a minimum six-month holding period. The 400,000 shares of common stock authorized under this plan may come from any combination of authorized but unissued shares, treasury stock or the open market.

A summary of the stock option activity follows:

	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding as of October 1, 1999	4,422	$ 8.26
Granted	974	36.13
Cancelled	(126)	18.18
Exercised	(1,220)	6.93
Options outstanding as of September 30, 2000	4,050	15.03
Granted	659	24.44
Cancelled	(117)	27.59
Exercised	(721)	5.41
Options outstanding as of September 30, 2001	3,871	18.04
Granted	915	25.23
Cancelled	(163)	29.43
Exercised	(141)	9.01
Options outstanding as of September 30, 2002	4,482	$ 19.40
Options exercisable as of:		
September 30, 2000	2,259	$ 6.49
September 30, 2001	2,364	$ 12.20
September 30, 2002	2,954	$ 15.55

The following table summarizes outstanding stock option information as of September 30, 2002 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Exercisable	Weighted Average Exercise Price
$ 0.63 - $ 7.86	1,053	$ 4.81	3.9	1,053	$ 4.81
$ 7.87 - $15.71	1,085	$13.27	6.1	1,066	$10.67
$15.72 - $23.57	617	$23.11	8.0	259	$ 4.44
$23.58 - $39.28	1,680	$30.30	8.6	542	$35.42
$39.29 - $70.71	47	$50.12	7.7	34	$49.55
$0.63 - $70.71	**4,482**	**$19.40**	**6.8**	**2,954**	**$15.55**

The Company has elected to account for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost related to the stock option plans has been recognized in the Consolidated Statements of Operations. Had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, the Company's net income for fiscal 2002, 2001 and 2000 would have been reduced by approximately $7.7 million, $6.7 million, and $4.8 million, respectively. Diluted earnings per share would have been reduced by $0.18, $0.15 and $0.12 in fiscal 2002, 2001 and 2000, respectively. These pro forma results will not be representative of the impact in future years because only grants made since October 1, 1995 were considered.

The weighted average fair value of options granted per share during fiscal 2002, 2001 and 2000 is $15.55, $16.00 and $20.30, respectively. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing method with the following assumption ranges: 76 percent to 85 percent volatility, risk-free interest rates ranging from 2.7 percent to 4.7 percent, expected option life of 4.7 to 6.6 years, and no expected dividends.

Deferred Compensation Plan: In September 1996, the Company entered into agreements with certain of its officers under a nonqualified deferred compensation plan. Under the plan, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management's intent that life insurance contracts owned by the Company will fund this plan. Expense for this plan totaled approximately $1.8 million, $0.7 million and $0.5 million in fiscal 2002, 2001, and 2000, respectively.

Other: The Company is not obligated to provide any post-retirement medical or life insurance benefits to employees.

12. Contingency

The Company (along with many other companies) has been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to alleged possible infringement of certain Lemelson patents. The Company had requested a stay of action pending developments in other related litigation, which has been granted. The Company believes the vendors from whom the patent equipment was purchased may contractually indemnify the Company. If a judgment is rendered and/or a license fee required, it is the opinion of management of the Company that such judgment would not be material to the consolidated financial position of the Company or the results of its operations.

In addition, the Company is party to other certain lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Business Segment, Geographic Information and Major Customers

The Company operates in one business segment. The Company provides product realization services to electronic OEMs. The Company has three reportable geographic regions: North America, Europe and Asia. The Company has 26 manufacturing and engineering facilities in North America, Europe and Asia to serve these OEMs. The Company uses an internal management reporting system, which provides important financial data, to evaluate performance and allocate the Company's resources on a geographic basis. Interregion transactions are generally recorded at amounts that approximate arm's length transactions. Certain corporate expenses are allocated to these regions and are included for performance evaluation. The accounting policies for the regions are the same as for the Company taken as a whole. Geographic net sales information reflects the origin of the product shipped. Assets information is based on the physical location of the asset.

		Year ended September 30,		
Net sales:		**2002**	**2001**	**2000**
			(in thousands)	
	North America	$ 783,660	$ 972,363	$734,485
	Europe	78,826	89,941	17,154
	Asia	21,117	-	-
		$ 883,603	$1,062,304	$751,639
Long-lived assets:				
	North America	$ 199,478	$ 183,065	
	Europe	35,796	37,027	
	Asia	6,505	-	
		$241,779	$ 220,092	

No customers accounted for more than 10 percent of net sales in fiscal 2002 and 2001 Lucent Technologies Inc. accounted for 23 percent of net sales in fiscal 2000.

14. Subsequent Events

SFAS No. 142 requires the Company to perform a transitional goodwill impairment evaluation. Step one of the evaluation requires the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. The Company is required to adopt SFAS No. 142 effective October 1, 2002 and to complete its step one evaluation by March 31, 2003.

Subsequent to September 30, 2002, the Company completed step one of the evaluation and concluded that it has material goodwill impairment, since the estimated fair value based on expected future discounted cash flows to be generated from each location, was significantly less than the carrying values.

The Company is in the process of completing the second step of the transitional impairment test for these locations. In the second step, the Company must compare the implied fair value of each location's goodwill, determined by allocating its fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation for an acquired business, to its carrying amount, both of which would be measured at the date of adoption. The second step of the evaluation is required to be completed as soon as possible, but no later than September 30, 2003. In connection with allocating the fair value of the locations to the various assets and liabilities, the Company is in the process of obtaining independent valuations of unrecognized intangible assets and fixed assets. Upon completion of step two, any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

In December 2002, the Company announced its intent to take further global restructuring actions including the closure of its San Diego, California manufacturing facility and the consolidation of its Seattle, Washington facilities. As of September 30, 2002, we had unamortized goodwill of approximately $20.4 million associated with the San Diego facility. As a result of these actions and the newly required periodic review of goodwill under SFAS No. 142, this amount will be fully written off in the first quarter of fiscal 2003.

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2002 and 2001 consists of (in thousands, except per share amounts):

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 200,218	$ 231,162	$ 234,749	$ 217,475	$ 883,603
Gross profit	15,471	20,471	23,077	22,301	81,320
Net income (loss)	(2,023)	(2,154)	656	(552)	(4,073)
Earnings per share:					
Basic	$ (0.05)	$ (0.05)	$ 0.02	$ (0.01)	$ (0.10)
Diluted	$ (0.05)	$ (0.05)	$ 0.02	$ (0.01)	$ (0.10)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 272,097	$ 280,284	$ 253,172	$ 256,751	$ 1,062,304
Gross profit	38,352	33,575	29,819	30,044	131,790
Net income	13,213	11,656	7,362	6,919	39,150
Earnings per share:					
Basic	$ 0.33	$ 0.28	$ 0.18	$ 0.17	$ 0.95
Diluted	$ 0.31	$ 0.27	$ 0.17	$ 0.16	$ 0.91

Earnings per share is computed independently for each quarter. The annual earnings per share may not equal the sum of the quarterly amounts due to rounding.

In the first, second, third and fourth fiscal quarters of 2002, the Company recorded pre-tax restructuring charges of $2.8 million, $4.7 million, $2.7 million and $2.4 million, respectively. These charges were taken in response to the reduction in the Company's sales levels and reduced capacity utilization. The Company evaluated its cost structure compared to anticipated sales levels and determined that reductions of its work force, consolidation of certain leased facilities, write-downs of certain underutilized assets to fair value and facility closures were necessary to reduce costs to more appropriate levels in line with current and expected customer demand. In addition, the Company incurred approximately $0.3 million of acquisition costs associated with the acquisition of the MCMS operations in the second fiscal quarter of 2002.

In the third quarter of fiscal 2001, the Company recorded pre-tax restructuring charges of $1.9 million. These charges were taken in response to the reduction in the Company's sales level and reduced capacity utilization and consisted primarily of costs related to its work force reduction and the write-off of certain under-utilized assets. In addition, the Company incurred $0.6 million of pre-tax charges related to its acquisition of Qtron.

In the first quarter of fiscal 2001, the Company expensed $1.0 million of acquisition costs associated with the Company's merger with e2E Corporation.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the years ended September 30, 2002, 2001 and 2000
(in thousands)

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Fiscal Year 2002:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 6,500	$ 3,045 (1)	$ 5,345	$ 4,200
Allowance for inventory obsolescence (deducted from the asset to which it relates)	16,469	16,949 (1)	15,657	17,761
	$ 22,969	$ 19,994	$ 21,002	$ 21,961
Fiscal Year 2001:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,522	$ 6,017 (1)	$ 1,039	$ 6,500
Allowance for inventory obsolescence (deducted from the asset to which it relates)	9,406	15,149 (1)	8,086	16,469
	$ 10,928	$ 21,166	$ 9,125	$ 22,969
Fiscal Year 2000:				
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 773	$ 777 (1)	$ 28	$ 1,522
Allowance for inventory obsolescence (deducted from the asset to which it relates)	6,860	6,492 (1)	3,946	9,406
	$ 7,633	$ 7,269	$ 3,974	$ 10,928

(1) These amounts do not agree to the amounts appearing in the Consolidated Statements of Cash Flows as the amounts include beginning balances related to companies acquired during fiscal 2002, 2001 and 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: PLEXUS CORP. (Registrant)

/s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

December 20, 2002

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, F. Gordon Bitter and Joseph D. Kaufman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Security Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate Dean A. Foate, President and Chief Executive Officer, and Director	/s/ David J. Drury David J. Drury, Director
/s/ F. Gordon Bitter F. Gordon Bitter, Vice President and Chief Financial Officer	/s/ Harold R. Miller Harold R. Miller, Director
/s/ George W. F. Setton George W. F. Setton, Corporate Treasurer and Chief Treasury Officer (Principal Accounting Officer)	/s/ Thomas J. Prosser Thomas J. Prosser, Director
/s/ John L. Nussbaum John L. Nussbaum, Chairman	/s/ Dr. Charles M. Strother Dr. Charles M. Strother, Director
	/s/ Jan K. Ver Hagen Jan K. Ver Hagen, Director

* Each of the above signatures is affixed as of December 20, 2002.

I, Dean A. Foate, certify that:

1. I have reviewed this annual report on Form 10-K of Plexus Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluations, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 20, 2002

/s/ Dean A. Foate
Dean A. Foate
President and Chief Executive Officer

I, Gordon Bitter, certify that:

1. I have reviewed this annual report on Form 10-K of Plexus Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluations, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 20, 2002

/s/ F. Gordon Bitter
F. Gordon Bitter
Chief Financial Officer

EXHIBIT INDEX
PLEXUS CORP.
10-K for Year Ended September 30, 2002

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation of Plexus Corp., as amended through March 13, 2001	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2001 ("3/31/01")	
3(ii)	Bylaws of Plexus Corp., as amended through March 7, 2001	Exhibit 3(ii) to the 3/31/01 10-Q	
4.1	Restated Articles of Incorporation of Plexus Corp.	Exhibit 3(i) above	
4.2	(a) Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998, (as amended through November 14, 2000) between Plexus and Firstar Bank, N.A. (n/k/a US Bank, N.A.) as Rights Agent, including form of Rights Certificates	Exhibit 1 to Plexus' Form 8-A/A filed on December 6, 2000	
	(b) Agreement of Substitution and First Amendment to the Amended and Restated Shareholder Rights Agreement dated as of December 5, 2002		X
10.1	Supplemental Executive Retirement Agreements dated as of September 19, 1996**:		
	(a) Peter Strandwitz	Exhibit 10.1(a) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996 ("1996 10-K")	
	(b) John Nussbaum	Exhibit 10.1(b) to 1996 10-K	
	(c) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, as of September 1, 1999, executed December 29, 2000	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2000	
10.2	Forms of Change of Control Agreements dated August 1, 1998 (or thereafter) with **		
	Peter Strandwitz John L. Nussbaum Dean A. Foate	Exhibit 10.2 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1998 ("1998	

	Thomas B. Sabol F. Gordon Bitter (10/31/02) David Clark Thomas Czajkowski Paul L. Ehlers Joseph D. Kaufman Lisa M. Kelley J. Robert Kronser David Rust (11/26/01) George W. F. Setton (8/1/02) Michael Verstegen	10-K")	
10.3	Plexus Corp. 1998 Option Plan**	Exhibit A to the Registrant's definitive proxy statement for its 1998 Annual Meeting of Shareholders	
10.4	(a) Credit Agreement dates as of October 25, 2000, among Plexus, certain Plexus subsidiaries and various signatory lending institutions whose agents are ABN Amro Bank N.V., Firstar Bank, N.A. (n/k/a US Bank, N.A.) and Bank One, N.A.	Exhibit 10.6(a) to Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 2000 ("2000 10-K")	
	(b) Exhibits thereto	Exhibit 10.6(b) to 2000 10-K	
	(c) First Agreement to Credit Agreement and Waiver dated as of May 13, 2002	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended March 31, 2002	
	(d) Notice of Plexus dated November 9, 2002, reducing credit line.		X
10.5	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and EAC, dated August 11, 1994*	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994 ("1994 10-K")	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate of Plexus Corp.	Exhibit 10.8(c) to 1994 10-K	
10.6	Plexus Corp. 1995 Directors' Stock Option Plan**	Exhibit 10.10 to 1994 10-K	
10.7	Plexus Corp. 1998 Management Incentive Compensation Plan**	Exhibit 10.10 to 1997 10-K	
10.8	Promissory Note from Thomas Sabol dated March 13, 2000 (repaid)	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended March 31, 2000	

10.9(a)	(a) Amended and Restated Receivables Sale Agreement, dated July 1, 2001, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 ("6/30/01 10-Q")	
	(b) First Amendment to amended and Restated Receivables Sale Agreement, dated June 28, 2002, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 ("6/30/02 10-Q")	
10.10	(a) Receivables Purchase Agreement dated as of October 6, 2000, among Plexus, Preferred Receivables Funding Corporation and Bank One, NA	Exhibit 10.10(a) to 2000 10-K	
	(b) First Amendment to the Receivables Purchase Agreement, dated July 1, 2001	Exhibit 10.2 to Plexus' 6/30/01 10-Q	
	(a) (c) Second Amendment to Receivables Purchase Agreement, dated October 3, 2001	Exhibit 10.2(a) to the 6/30/02 10-Q	
	(d) Limited Waiver and Third Amendment to Receivables Purchase Agreement, dated April 25, 2002	Exhibit 10.2(b) to the 6/30/02 10-Q	
	(e) Fourth Amendment to Receivables Purchase Agreement, dated June 28, 2002	Exhibit 10.2(c) to the 6/30/02 10-Q	
	(f) Fifth Amendment to Receivables Purchase Agreement, dated September 30, 2002		X
	(g) Limited Waiver and Sixth Amendment to Receivables Purchase Agreement, dated December 4, 2002		X
10.11	Plexus Corp. Executive Deferred Compensation Plan**	Exhibit 10.17 to 2000 10-K	
10.12	Form of Split Dollar Life Insurance Agreements between Plexus and each of:** Thomas B. Sabol Dean A. Foate J. Robert Kronser Joseph D. Kaufman Paul L. Ehlers Michael Verstegen David Clark	Exhibit 10.18 to 2000 10-K	
10.13	Employment Agreement dated as of July 1, 2002, by and between Plexus Corp. and Dean A. Foate**	Exhibit 10.3 to the 6/30/02 10-Q	

10.14	Employment Agreement, dated as of July 1, 2002, by and between Plexus Corp. and Thomas B. Sabol	Exhibit 10.4 to the 6/30/02 10-Q	
10.15	Asset Purchase Agreement, dated as of November 28, 2001, among Plexus, MCMS, Inc. and various subsidiaries of MCMS*	Exhibit 10.15 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2001	
10.16	(a) Payment and Securities Agreement dated as of January 3, 2002 by and among Plexus, Plexus Services Corp. and MemoryLink Corp.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2001	
	(b) Amendment No. 1 thereto dated September 16, 2002		X
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Power of Attorney		(Signature Page Hereto)
99.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

---

* Excludes certain schedules and/or exhibits, which will be furnished to the Commission upon request.

**Designates management compensatory plans or agreements.

Profile

With approximately $900 million in annual revenue, Plexus provides product realization services to original equipment manufacturers (OEMs) in the networking/ datacom, medical, industrial and high-end computing industries. Plexus offers engineering and product development, new product introduction (NPI), prototyping, material procurement and management, assembly, testing, manufacturing, final system box build, fulfillment and sustaining services. Plexus focuses on providing electronic design and manufacturing services for complex, high-end products such as optical switches, wireless communication infrastructure, Class II and III medical devices, industrial controls and high-end computers.



Ethicon Endo-Surgery UltraCision® Harmonic Scalpel®

- Plexus provided engineering, prototyping, testing and manufacturing services
- Offered a high-level of flexibility to deal with changing requirements
- Executed a smooth, seamless transition to manufacturing
- Received customer praise for enhanced performance and diagnostic capabilities

BOARD OF DIRECTORS

On behalf of the full board we would like to thank John Nussbaum for his tireless leadership, vision and enthusiasm. John retired as Chief Executive Officer of Plexus in July, but we are fortunate to have him remain with us as Chairman of the Board.

– Dean Foate, President and CEO

John L. Nussbaum – Chairman of the Board, Previously CEO of Plexus Corp.
Dean A. Foate – President and Chief Executive Officer
Harold R. Miller – Previously Chairman of the Board, Marathon Engineers/Architects/Planners, Inc.
Thomas J. Prosser – Chairman of the Board, Menasha Corporation
David J. Drury – President, Poblocki & Sons, LLC
Jan K. Ver Hagen – Previously Senior Vice President of Corporate Projects, Emerson Electric Company
Charles M. Strother, M.D. – Professor at Baylor College of Medicine

OFFICERS

Dean A. Foate - President and Chief Executive Officer and Director
Thomas B. Sabol - Executive Vice President and Chief Operating Officer
F. Gordon Bitter - Vice President and Chief Financial Officer
J. Robert Kronser - Executive Vice President and Chief Technology & Strategy Officer
Joseph D. Kaufman - Senior Vice President, Secretary and Chief Legal Officer
Paul L. Ehlers - Senior Vice President, and President, Plexus Electronic Assembly
Lisa M. Kelley – Vice President-Corporate Development
David H. Rust – Vice President-Human Resources
Thomas J. Czajkowski – Vice President and Chief Information Officer
Michael T. Verstegen – Vice President, and President, Plexus Technology Group
David A. Clark - Vice President, and Vice President-Materials, Plexus Electronic Assembly
George W. F. Setton – Corporate Treasurer and Chief Treasury Officer

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations

Plexus Corp.
55 Jewelers Park Dr.
Neenah, Wisconsin 54957-0156
920-722-3451
plexus_ir@plexus.com
www.plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin



Annual Meeting

February 12, 2003: 10:00am
Performing Arts Center
KC Theater
400 West College Avenue
Appleton, Wisconsin